SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE	External Disclosure
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2005	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87
4 - NIRE (Corporate Registry ID) 35300314441

01.02 - HEADQUARTERS

1 - ADDRESS Rua Tamoios, 246			2 - DISTRICT Jd Aeroporto
3 - ZIP CODE 04630-000	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 5033-4393	8 - TELEPHONE 5033-4226	9 - TELEPHONE 5033-7084	10 - TELEX
11 - AREA CODE 011	12 - FAX 5033-4224	13 - FAX 5033-6989	14 - FAX
15 - E-MAIL ri@golnaweb.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME RICHARD FREEMAN LARK JR.
2 - ADDRESS Rua Tamoios, 246			3 - DISTRICT Jd Aeroporto
4 - ZIP CODE 04630-000	5 - CITY São Paulo			6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 5033-4226	9 - TELEPHONE 5033-7084	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 - FAX 5033-4224	14 - FAX 5033-4223	15 - FAX -
15 - E-MAIL rflark@golnaweb.com.br

01.04 - DFP REFERENCE AND AUDITOR INFORMATION

YEAR	1 – DATE OF THE FISCAL YEAR BEGINNING	2 – DATE OF THE FISCAL YEAR END
1 – Last	01/01/2005	12/31/2005
2 – Next to last	03/12/2004	12/31/2004
3 – Last but two
09 - INDEPENDENT ACCOUNTANT Ernest & Young Auditores Independentes S.S.		10 - CVM CODE 00471-5
11 - TECHNICIAN IN CHARGE Maria Helena Pettersson		12 - TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 009.909.788-50

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 12/31/2005	2 12/31/2004	3
Paid-in Capital
1 - Common	109,448	109,448	0
2 - Preferred	86,524	78,095	0
3 - Total	195,972	187,543	0
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Domestic Holding Company
4 - ACTIVITY CODE 134 – Holding Company
5 - MAIN ACTIVITY Investment and Management
6 - CONSOLIDATION TYPE Total

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 - ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - INVESTOR RELATIONS OFFICER

1 – DATE 03/10/2006	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in R$ thousands)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2005	4 – 12/31/2004	5 -
1	Total Assets	1,692,219	1,049,266	0
1.01	Current Assets	608,447	80,541	0
1.01.01	Cash Equivalents	247,040	4,302	0
1.01.01.01	Cash and Cash Equivalents	36,632	4,302	0
1.01.01.02	Short Term Investments	210,408	0	0
1.01.02	Credits	0	0	0
1.01.03	Inventories	0	0	0
1.01.04	Others	361,407	76,239	0
1.01.04.01	Deferred taxes and carryforwards	11,037	0	0
1.01.04.02	Prepaid Expenses	864	0	0
1.01.04.03	Dividends Receivable	349,506	76,239	0
1.02	Long-Term Assets	45,000	402,509	0
1.02.01	Sundry Credits	0	0	0
1.02.02	Credits with Related Parties	0	390,788	0
1.02.02.01	Affiliates	0	0	0
1.02.02.02	Subsidiaries	0	390,788	0
1.02.02.03	Other Related Parties	0	0	0
1.02.03	Others	45,000	11,721	0
1.02.03.01	Deferred Taxes	45,000	11,721	0
1.02.03.03	Prepaid Expenses	0	0	0
1.03	Permanent Assets	1,038,772	566,216	0
1.03.01	Investments	1,038,677	566,216	0
1.03.01.01	In Affiliates	0	0	0
1.03.01.02	In Subsidiaries	0	566,216	0
1.03.01.03	Other Investments	0	0	0
1.03.02	Fixed Assets	0	0	0
1.03.03	Deferred Assets	95	0	0

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – 12/31/2005	4 – 12/31/2004	5 –
2	Total Liabilities	1,692,219	1,049,266	0
2.01	Current Liabilities	119,304	61,123	0
2.01.01	Loans and Financings	0	0	0
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	0	0	0
2.01.04	Taxes, Fees and Contributions	17,051	52	0
2.01.05	Dividends Payable	101,482	60,676	0
2.01.06	Provisions	0	0	0
2.01.07	Debts with Related Parties	0	0	0
2.01.08	Others	771	395	0
2.01.08.01	Other liabilities	771	395	0
2.02	Long-Term Liabilities	0	0	0
2.02.01	Loans and Financings	0	0	0
2.02.02	Debentures	0	0	0
2.02.03	Provisions	0	0	0
2.02.04	Debts with Related Parties	0	0	0
2.02.05	Others	0	0	0
2.03	Deferred Income	0	0	0
2.05	Shareholders’ Equity	1,572,915	988,143	0
2.05.01	Paid-Up Capital	991,204	719,474	0
2.05.02	Capital Reserve	89,556	89,556	0
2.05.03	Revaluation Reserve	0	0	0
2.05.03.01	Own Assets	0	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0	0
2.05.04	Profit Reserves	492,156	179,113	0
2.05.04.01	Legal	0	0	0
2.05.04.02	Statutory	0	0	0
2.05.04.03	For Contingencies	0	0	0
2.05.04.04	Unrealized Revenue	0	0	0
2.05.04.05	Profit Retention	485,744	0	0
2.05.04.06	Special for Dividends Not Distributed	0	0	0
2.05.04.07	Other Profit Reserves	6,411	0	0
2.05.04.07.01	Total comprehensive income, net of taxes	6,411	0	0
2.05.05	Retained Earnings (accumulated deficit)	0	0	0

03.01 - INCOME STATEMENT (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – 1/1/2005 to 12/31/2005	4 – 1/1/2004 to12/31/2004	5 –
3.01	Gross Revenue from Sales and/or Services	0	0	0
3.02	Gross Revenue Deductions	0	0	0
3.03	Net Revenue from Sales and/or Services	0	0	0
3.04	Cost of Goods and/or Services Sold	0	0	0
3.05	Gross Income	0	0	0
3.06	Operating Expenses/Income	277,553	228,067	0
3.06.01	Sales	0	0	0
3.06.02	General and Administrative	(1,733)	0	0
3.06.03	Financial	(96,143)	(30,901)	0
3.06.03.01	Financial Income	31,518	322	0
3.06.03.02	Financial Expenses	(127,661)	(31,223)	0
3.06.04	Other Operating Income	0	0	0
3.06.05	Other Operating Expenses	0	0	0
3.06.06	Equity Pick-up	375,429	258,969	0
3.07	Operating Income	277,553	228,067	0
3.08	Non-Operating Income	0	0	0
3.08.01	Revenues	0	0	0
3.08.02	Expenses	0	0	0
3.09	Income Before Taxes/Interest	277,553	228,068	0
3.10	Provision for Income Tax and Social Contribution	33,278	11,721	0
3.11	Deferred Income Tax	0	0	0
3.12	Statutory Interest/Contributions	0	0	0
3.12.01	Interest	0	0	0
3.12.02	Contributions	0	0	0
3.13	Profit before reversal of interests on shareholder´s equity	310,831	239,789	0
3.14	Reversal of Interest on Equity	113,670	0	0
3.15	Income/Loss for the Period	424,501	239,789	0
	No. SHARES, EX-TREASURY (in thousands)	195,972	187,543	0
	EARNINGS PER SHARE	2.16613	1.27858	0.00000
	LOSS PER SHARE

04.01 – STATEMENT OF CHANGES IN FINANCIAL POSITION (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – 1/1/2005 to 12/31/2005	4 – 1/1/2004 to12/31/2004	5 –
4.01	Sources	684,723	778,129	0
4.01.01	From Operations	15,794	(30,901)	0
4.01.01.01	Income/Loss for the Year	424,502	239,789	0
4.01.01.02	Amounts not Affecting Working Capital	(408,707)	(270,690)	0
4.01.01.02.01	Deferred taxes	(33,278)	(11,721)	0
4.01.01.02.02	Equity pick-up	(375,429)	(258,969)	0
4.01.02	From Shareholders	271,730	809,030	0
4.01.02.01	Capital increase - public offering of shares	271,730	719,474	0
4.01.02.02	Special goodwill reserve	0	89,556	0
4.01.03	From Third Parties	397,199	0	0
4.01.03.01	Decrease in long-term assets	390,788	0	0
4.01.03.02	Total comprehensive income, net of taxes	6,411	0	0
4.02	Investments	214,997	758,711	0
4.02.01	Dividends and interest on equity	117,870	60,676	0
4.02.02	Investments in subsidiaries	97,032	307,247	0
4.02.03	Investments in deferred assets	95	0	0
4.02.04	Investments in long-term assets	0	390.788	0
4.03	Increase/decrease in working capital	469,726	19,418	0
4.04	Changes in current assets	527,906	80,541	0
4.04.01	Current assets at the beginning of the year	80,541	0	0
4.04.02	Current assets at the end of the year	608,447	80,541	0
4.05	Changes in current liabilities	58,180	61,123	0
4.05.01	Current liabilities at the beginning of the year	61,123	0	0
4.05.02	Current liabilities at the end of the year	119,303	61,123	0

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2005 TO 12/31/2005 (in R$ thousands)

1 - CODE	2 - DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - ACCRUED PROFIT/LOSS	8 - TOTAL SHAREHOLDER’S EQUITY
5.01	Opening Balance	719,474	89,556	0	179,113	0	988,143
5.02	Adjustments of Previous Years	0	0	0	0	0	0
5.03	Increase/Decrease in Capital Stock	271,730	0	0	0	0	271,730
5.03.01	Capital increase on 04/27/2005	193,890	0	0	0	0	193,890
5.03.02	Capital increase on 05/02//2005	77,440	0	0	0	0	77,440
5.03.03	Capital increase on 10/25/2005	400	0	0	0	0	400
5.03.04	Capital increase on 12/21/2005	1,739	0	0	0	0	1,739
5.03.05	Capital increase on 12/21 (to be realized)	(1,739)	0	0	0	0	(1,739)
5.04	Realization of Reserves	0	0	0	0	0	0
5.05	Treasury Stocks	0	0	0	0	0	0
5.06	Income/Loss for the Year	0	0	0	0	424,501	424,501
5.07	Allocations	0	0	0	306,631	(424,501)	(117,870)
5.07.01	Legal Reserve	0	0	0	21,225	(21,225)	0
5.07.02	Dividends and interest on equity	0	0	0	0	(117,870)	(117,870)
5.07.03	Reinvestment reserve	0	0	0	285,406	(285,406)	0
5.08	Others	0	0	0	6,411	0	6,411
5.08.01	Total comprehensive income, net of taxes	0	0	0	6,411	0	6,411
5.09	Closing Balance	991,204	89,556	0	492,155	0	1,572,915

05.02 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 03/12/2004 TO 12/31/2004 (in R$ thousands)

1 - CODE	2 - DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - ACCRUED PROFIT/LOSS	8 - TOTAL SHAREHOLDER’S EQUITY
5.01	Opening Balance	0	0	0	0	0	0
5.02	Adjustments of Previous Years	0	0	0	0	0	0
5.03	Increase/Decrease in Capital Stock	719,474	0	0	0	0	719,474
5.03.01	Capital increase on 03/29/2004	223,119	0	0	0	0	223,119
5.03.02	Capital increase on 06/24/2004	496,355	0	0	0	0	496,355
5.04	Realization of Reserves	0	89,556	0	0	0	89,556
5.04.01	Capital reserve constitution	0	60,369	0	0	0	60,369
5.04.02	Special goodwill reserve constitution	0	29,187	0	0	0	29,187
5.05	Treasury Stocks	0	0	0	0	0	0
5.06	Income/Loss for the Year	0	0	0	0	239,789	239,789
5.07	Allocations	0	0	0	179,113	(239,789)	(60,676)
5.07.01	Legal Reserve	0	0	0	11,990	(11,990)	0
5.07.02	Reinvestmetn reserve	0	0	0	167,123	(167,123)	0
5.07.03	Mandatory minimum dividend	0	0	0	0	(60,676)	(60,676)
5.08	Others	0	0	0	0	0	0
5.09	Closing Balance	719,474	89,556	0	179,113	0	988,143

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – 12/31/2005	4 – 12/31/2004	5 –
1	Total Assets	2,255,856	1,529,483	0
1.01	Current Assets	1,546,707	1,312,050	0
1.01.01	Cash Equivalents	869,035	849,091	0
1.01.02	Credits	577,060	389,758	0
1.01.02.01	Accounts receivable	568,848	389,917	0
1.01.02.02	Provision for doubtful accounts	(4,890)	(3,547)	0
1.01.02.03	Other credits and values	13,102	3,388	0
1.01.03	Inventories	40,683	21,038	0
1.01.04	Others	59,929	52,163	0
1.01.04.01	Deferred taxes and carryforwards	20,022	16,494	0
1.01.04.02	Prepaid expenses	39,907	35,669	0
1.02	Long-Term Assets	119,569	84,210	0
1.02.01	Sundry Credits	29,618	33,559	0
1.02.01.01	Deposits for leasing contracts	29,618	33,559	0
1.02.02	Credit with Related Parties	0	0	0
1.02.02.01	Affiliates	0	0	0
1.02.02.02	Subsidiaries	0	0	0
1.02.02.03	Other Related Parties	0	0	0
1.02.03	Others	89,951	50,651	0
1.02.03.01	Deferred taxes	62,121	36,549	0
1.02.03.02	Prepaid expenses	0	5,321	0
1.02.03.03	Other credits	27,830	8,781	0
1.03	Permanent Assets	589,580	133,223	0
1.03.01	Investments	1,829	1,260	0
1.03.01.01	In Affiliates	0	0	0
1.03.01.02	In Subsidiaries	0	0	0
1.03.01.03	Other Investments	0	1,260	0
1.03.02	Property, plant and equipment	580,028	131,358	0
1.03.03	Deferred assets	7,723	605	0

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – 12/31/2004	4 – 12/31/2004	5 –
2	Total Liabilities	2,255,856	1,529,483	0
2.01	Current Liabilities	653,526	517,814	0
2.01.01	Loans and Financings	54,016	118,349	0
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	73,924	36,436	0
2.01.04	Taxes, Fees and Contributions	57,186	40,912	0
2.01.05	Dividends Payable	101,482	60,676	0
2.01.05.01	Dividends and interest on equity	101,482	60,676	0
2.01.06	Provisions	0	0	0
2.01.07	Debts with Related Parties	0	0	0
2.01.08	Others	366,918	261,441	0
2.01.08.01	Commercial leasing payable	13,127	10,107	0
2.01.08.02	Labor obligations	39,947	23,860	0
2.01.08.03	Airport fees and landing fees	26,564	10,603	0
2.01.08.04	Air traffic liability	217,800	159,891	0
2.01.08.05	Employee profit sharing	31,691	27,181	0
2.01.08.06	Insurance payable	25,371	0	0
2.01.08.07	Other liabilities	12,419	29,799	0
2.02	Long-Term Liabilities	29,415	23,526	0
2.02.01	Loans and Financings	0	0	0
2.02.02	Debentures	0	0	0
2.02.03	Provisions	21,631	10,351	0
2.02.03.01	Provisions for contingencies	21,631	10,351	0
2.02.04	Debts with Related Parties	0	0	0
2.02.05	Others	7,784	13,175	0
2.02.05.01	Commercial leasing payable	1,966	3,937	0
2.02.05.02	Suppliers	0	9,238	0
2.02.05.03	Deferred taxes	5,818	0	0
2.03	Deferred Income	0	0	0
2.04	Minority Interest	0	0	0
2.05	Shareholders’ Equity	1,572,915	988,143	0
2.05.01	Paid-Up Capital	991,204	719,474	0
2.05.02	Capital Reserve	89,556	89,556	0
2.05.03	Revaluation Reserve	0	0	0
2.05.03.01	Own Assets	0	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0	0
2.05.04	Profit Reserves	492,155	179,113	0
2.05.04.01	Legal	0	0	0
2.05.04.02	Statutory	0	0	0
2.05.04.03	For Contingencies	0	0	0
2.05.04.04	Unrealized Revenue	0	0	0
2.05.04.05	Profit Retention	485,744	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0	0
2.05.04.07	Other Profit Reserves	6,411	0	0
2.05.04.07.01	Total comprehensive income, net of taxes	6,411	0
2.05.05	Retained Earnings (Accumulated deficit)	0	0	0

07.01 – CONSOLIDATED INCOME STATEMENT (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2004 to 12/31/2004	4 – 03/12/2004 to 12/31/2004	5 –
3.01	Gross Revenue from Sales and/or Services	2,778,084	1,728,942	0
3.01.01	Passenger transportation	2,642,699	1,649,165	0
3.01.02	Cargo transportation	78,599	43,039	0
3.01.03	Others	56,786	36,738	0
3.02	Gross Revenue Deductions	(108,994)	(74,587)	0
3.02.01	Taxes and contributions	(108,994)	(74,587)	0
3.03	Net Revenue from Sales and/or Services	2,669,090	1,654,355	0
3.04	Cost of Goods and Services Sold	(1,745,565)	(995,221)	0
3.05	Gross Income	923,525	659,134	0
3.06	Operating Expenses/Income	(446,405)	(299,316)	0
3.06.01	Sales	(335,722)	(233,143)	0
3.06.02	General and Administrative	(77,341)	(48,114)	0
3.06.03	Financial	(33,342)	(18,060)	0
3.06.03.01	Financial Income	185,730	66,103	0
3.06.03.02	Financial Expenses	(219,072)	(84,162)	0
3.06.04	Other Operating Income	0	0	0
3.06.05	Other Operating Expenses	0	0	0
3.06.06	Equity in the earnings of-subsidiary and associated companies	0	0	0
3.07	Operating Income	477,120	359,818	0
3.08	Non-Operating Income	0	0	0
3.08.01	Revenues	0	0	0
3.08.02	Expenses	0	0	0
3.09	Income Before Tax/Holding	477,120	359,817	0
3.10	Provision for Income Tax and Social Contribution	(166,289)	(120,029)	0
3.11	Deferred Income Tax	0	0	0
3.12	Statutory Holding/Contributions	0	0	0
3.12.01	Holdings	0	0	0
3.12.02	Contributions	0	0	0
3.13	Profit before reversal of interests on shareholder´s equity	310,831	239,789	0
3.14	Reversal of Interest on Equity	113,670	0	0
3.15	Minority interests	0	0	0
3.16	Income/Loss for the Period	424,501	239,789	0
	No. SHARES, EX-TREASURY (in thousands)	195,972	187,543	0
	EARNINGS PER SHARE	2.16613	1.27858	0.00000
	LOSS PER SHARE

08.01 – CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2004 to 12/31/2004	4 - 03/12/2004 to 12/31/2004	5 -
4.01	Sources	721,450	1,082,594	0
4.01.01	From Operations	437,420	250,039	0
4.01.01.01	Income /Loss for the Year	424,501	239,788	0
4.01.01.02	Amounts not Affecting Working Capital	12,919	10,250	0
4.01.01.02.01	Depreciation and Amortization	36,206	22,901	0
4.01.01.02.02	Deferred taxes	(23,287)	(12,651)	0
4.01.02	From Shareholders	271,730	809,030	0
4.01.02.01	Capital Increase	271,730	719,474	0
4.01.02.02	Special goodwill reserve	0	89,556	0
4.01.03	Third Parties	12,300	23,525	0
4.01.03.01	Increase in long-term liabilities	5,889	23,525	0
4.01.03.02	Total comprehensive income, net of taxes	6,411	0
4.02	Investments	622,505	288,358	0
4.02.01	Proposed dividends	117,870	60,676	0
4.02.02	Investments for tax incentives	569	1,260	0
4.02.03	Property, plant and equipment acquisition	484,129	154,864	0
4.02.04	Investments in long-term assets	12,072	71,558	0
4.02.05	Decrease in long-term liabilities	7,865	0	0
4.03	Increase/decrease in the Working Capital	98,945	794,236	0
4.04	Changes in Current Assets	234,657	1,312,050	0
4.04.01	Current Assets at the Beginning of the Year	1,312,050	0	0
4.04.02	Current Assets at the End of the Year	1,546,707	1,312,050	0
4.05	Changes in Current Liabilities	135,712	517,814	0
4.05.01	Current Liabilities at the Beginning of the Year	517,814	0	0
4.05.02	Current Liabilities at the End of the Year	653,526	517,814	0

09.01 - REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - UNQUALIFIED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders Gol Linhas Aéreas Inteligentes S.A.

1. We have audited the accompanying consolidated balance sheets of GOL Linhas Aéreas Inteligentes S.A. and its subsidiaries, as of December 31, 2005 and 2004, and the related consolidated statements of income, of shareholders’ equity and of changes in financial position, for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements. The consolidated financial statements assume that GOL Linhas Aéreas Inteligentes S.A. was incorporated on January 1, 2004.

2. Our audits were conduted in accordance with generally accepted auditing standards applicable in Brazil and included: (a) the planning of our work taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company; (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements; and (c) assessing the accounting principles used and significant estimates adopted by the Company’s management, as well as evaluating the overall financial statement presentation.

3. In our opinion, the financial statements referred to above fairly represent, in all material aspects, the consolidated equity and financial position of GOL Linhas Aéreas Inteligentes S.A. and its subsidiaries at December 31, 2005 and 2004, the result of its operations, changes in its shareholders’ equity, and changes in its financial position for the years then ended in accordance with the accounting practices adopted in Brazil, assuming that GOL Linhas Aéreas Inteligentes S.A. was incorporated on January 1, 2001.

4. We conducted our audits with the purpose of issuing an option about the financial statements referred to in the first paragraph. The consolidated social balance sheets and the statements of cash flow and the value added of the parent company and consolidated prepared according to the accounting practices adopted in Brazil are being presented to provide additional information on the Company, although they are not required as part of the financial statements. These statements have been submitted to audit procedures described in the second paragraph and, in our opinion, are fairly presented in all material aspects concerning the financial statements taken as a whole.

5. In compliance with the description in Note 1 and by resolution of the Brazilian Securities Commission – CVM, the Company restated the financial statements ended December 31, 2005, disclosed on March 8, 2005. The amendments made by CVM do not change our opinion of February 22, 2005, on such financial statements as it whole.

São Paulo, February 10, 2006, except notes 2 and 10, the date of which is March 6, 2005

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

     Maria Helena Pettersson
Accountant CRC-1SP119891/O-0

10.01 - MANAGEMENT REPORT

MANAGEMENT REPORT

Dear shareholders,

GOL Linhas Aéreas Inteligentes S.A. – “GOL or Company” (Bovespa: GOLL4 e NYSE: GOL), Brazil’s low-cost, low-fare airline, submits to the appreciation the Management Report and corresponding Consolidated Financial Statements and Pro Forma, by way of opinion of Independent Auditors, relating to the periods ended in December 31 2004, and 2005.

The complete Financial Statements, in conformity to Accounting Principles Generally Accepted in the United States of America (US GAAP) are also available at the Investor Relations section of our website www.voegol.com.br.

MANAGEMENT MESSAGE

Five years ago, when we started operations in the Brazilian air transportation sector, we innovated bringing to the market a new low-cost, low-fare model that popularized air travel. During this period we have registered expressive results, indicating a successful trajectory, which allows us to reaffirm that we are on the right path.

We fly farther still and we have expanded our operations in South America, strengthening our virtuous cycle: lower costs enable to offer lower fares; consequently we have higher load factors, which drives profitability. The numbers are a testimony to our sustainable growth. For the fourth consecutive year, we registered record growth in net profits of R$ 424.501 million - an annual growth of 40.7% in relation to 2004, with revenues in R$ 2.7 billion and net margin of 16% (in line with accounting practices adopted in Brazil).

The expressive increase of our fleet of Boeing 737 aircraft, from 27 for 42 aircraft, a 56% growth – without incurring in cost increases, and, on the contrary, registering a reduction in the Operating Expense per Available Seat Kilometer (CASK) – demonstrated that GOL knows how to grow without sacrificing its high indices of profitability and consolidated its management style. We believe that the Company has what it takes to advance even farther.

In July 2005, in line with this philosophy, we extended our contract with Boeing from 63 to 101 737-800 NG aircraft, whose delivery will begin in June of this year. It is the largest contract ever closed between Boeing and a Latin American company. Larger and more comfortable, these aircraft have been adapted to meet the needs of the Company, whose main focus is directed towards excellence in services rendered to our customers. Moreover, the new aircraft will allow a reduction in operating and financial costs of the

Company, which will strengthen even more the virtuous cycle of GOL, offering competitive fares and stimulating the market.

Other data prove our capacity of management and operations: our domestic load factor was higher than the market average – 74% versus 70% - and we had the best on-time performance in the industry in the last quarter of 2005. By the end of 2005 we had carried 36 million passengers, 3.6 million out of which, approximately, were first time flyers with GOL. In 2005, we carried 13 million passengers, corresponding to a 41% growth in comparison to 2004. As part of our commitment to our customers, we continue to offer the most competitive fares of the market in conjunction with high quality service.

Looking ahead for new opportunities, we have extended our frequencies and started five new national destinations: Boa Vista, Campina Grande, João Pessoa, Petrolina and São José do Rio Preto. Today, GOL is the only airline that flies to all Brazilian state capitals. We gave continuity to the expansion in South America and we have started operations in five new international destinations between the end of 2005 and January 2006: Santa Cruz de la Sierra, in Bolívia; Montevideo, in Uruguay; Asunción, in Paraguay; Córdoba e Rosário, in Argentina. Our balance at year-end 2005: 400 daily flights to 45 national and international destinations.

We have commenced the construction of GOL’s Aircraft Maintenance Center, in Confins (MG). Beyond autonomy, the Center will also provide cost reduction and, with this, we will gain in operating flexibility – we will increase productivity, with higher quality in services. With the first phase completed, 15 737-700 and 737-800 aircrafts have already been maintained at the new Center. Our comittment is always focused on keeping our high level of flight safety.

The best corporate governance practices are another subject that permeates the management of GOL, contemplating transparency, access to information, and equality of treatment. We are proud of being one of the first companies in Latin America to implement internal procedures and regulations in accordance with the Sarbanes-Oxley Act of 2002, and of providing the certifications related to our controls and internal procedures.

Last June we celebrated one year since our IPO on the stock exchanges of São Paulo (Bovespa - Level 2) and in New York (NYSE). Two months before, we carried through a second stock offering, which raised US$ 236 million. The good performance in the capital market, combined with the increase of liquidity of the GOL shares, allowed its inclusion in IBrX and MSCI indices. GOL shares had one of the best price appreciations among the low-cost, low-fare airlines of the world.

Behind the scene of this trajectory of success is a basic ingredient, the devotion of our collaborators, consolidating an active management and, with team spirit, a true team of eagles! We believe in our capacity of growth and see a promising future for the expansion of GOL. We reaffirm our commitment with seriousness in continuing this story that has revolutionized the Brazilian skies, spread a new concept of flying and reached new destinations in South America.

LOW-FARE CONCEPT

The model is simple and efficient. Based on structures, systems and controls that prioritize quality of the services, high technology and safety, standardization of fleet, and the motivation and the productivity of the team, GOL keeps a low cost structure, which enables it to offer more seats for accessible prices to a larger number of passengers to many destinations. A pioneer in using the internet for tickets selling, GOL took a step forward by also making available online check-in. This concept allowed GOL to strengthened its virtuous cycle: lower costs enable more accessible fares beyond higher load factors and strong profits growth.

This performance is also a consequence of a well-succeeded planning of routes: GOL maximizes the options rendered to the passengers with differentiated offers in diverse schedules by allowing connections to all served destinations. Thus, GOL creates demand in the new markets where it is present – the so called "GOL Effect" – at the same time it keeps a strong presence in the routes of high traffic density. More than half of the passengers in Brazil fly with connections and the same strategy is applied for the expansion of its operations in South America, increasing its sources of new passengers.

INDUSTRY ECONOMIC SCENARIO

Given the macroeconomic scenario, 2005 was considered a very positive year. The world economy had a strong growth, which in turn has increased demand for exports. In the domestic scene, the conduction of the monetary policy was austere in relation to the reduction of the basic interest rate of the economy, with the Selic rate closing the year in 18%. Other economic indicators were positive, as the control of inflation and the improvement of primary surplus.

The airline sector also harvested good results in the period and the expansion of the industry presented excellent results. There is an historical relation of duplication in the airline sector, between the GDP growth rate and the domestic demand rate of passengers. Opposing such historical relation in 2005, while the GDP was 2.3%, the demand of passengers of the industry grew 19.4%, 8x GDP, while GOL registered 45.9% growth, almost 20x GDP. The growth of seat offering and of demand by GOL constituted one of the main reasons for such expansion. This result demonstrates that the strategy of popularizing air travel, with special highlight to the "GOL Effect", yielded dividends for the sector as a whole.

OPERATING PERFORMANCE

Domestic expansion

In 2005, GOL extended its domestic network to five new destinations (Boa Vista, Campina Grande, João Pessoa, Petrolina e São José do Rio Preto) and became the only Brazilian airline company to fly all the Brazilian state capitals. Moreover, it recorded an increase of 37.5 % in its operations during the year 2005.

Expansion in South America

The process of popularizing air transportation of passengers in South America started in 2004, with the initial flight of GOL to Buenos Aires, in Argentina. After completing eight months of operation, consolidating good performance in the Argentine market, GOL extended its operations of flights from Porto Alegre (RS) and from Florianópolis (SC) to Buenos Aires.

A broad planning for the region was carried through, in 2005, and in the beginning of November 2005, the second international destination of GOL was added, in Santa Cruz of la Sierra, Bolivia. There were inaugurated, in the two first weeks of January 2006, the bases in Montevideo (Uruguay); Asunción (Paraguay); Córdoba and Rosário (Argentina). Counting those, there are now five destinations in South America which GOL flies.

Fleet Expansion

In 2005, GOL extended its fleet from 27 for 42 aircraft – a 56% increase -, keeping the standardization of its fleet of Boeing 737s. Besides this expansion, the Company succeeded in increasing its productivity as a result of the intensification of the use of the aircrafts (block hours), with an average of 14 hours/day – the largest rate of the Brazilian industry and one of the largest in the world.

Each aircraft of the fleet carries through 10 operations per day, reaching efficiency superior to the average of the world industry. This means that one landing and/or take-off was carried through each 1 minute and 48 seconds. Moreover, GOL is record holder with the lesser ground time: 25 minutes, one of the smallest between its peers in the world.

One of the main reasons that enable GOL optimize its fleet is the phased maintenance process of its aircraft. GOL developed together with Boeing and with the certification of the Regulatory Agencies, an intelligent way to carry through the maintenance of its aircraft without taking them out of daily operations. Using a modern system of logistics, a highly qualified technical team and advanced technology, GOL carries through periodical check-ups in its aircrafts. With high safety, GOL keeps its assets running fully throughout the year.

The increase in capacity allied to demand growth and to the expansion of destinations took GOL to reach a 29.79% market share, in December 2005, and consolidate as the second largest airline of Brazil.

Operating Revenue

Net operating revenues grew 36.1% and reached R$ 2,669,090 in 2005, with 9,7 million system-wide passenger traffic (RPK). The average load factor was 3.4 p.p. above of the average of the sector - considering only the domestic market -, and the capacity of the volume of available seat kilometer (ASK) was of 13,2 million.

Punctuality, Regularity and Operating Efficiency

The Company also obtained the best indices of punctuality, regularity and operating efficiency in the last quarter of 2005, according to the DAC (Department of Civil Aviation). In last the three months of the year, GOL obtained 98% of average punctuality in domestic and international flights, while the industry average was 93%. In the same period, the regularity index of GOL reached 94%. The Company also registered one of the best indices of operating efficiency of the industry.

New Boeing 737-800 NGs

In July 2005, GOL extended its contract of purchase with Boeing from 63 for 101 737-800 New Generation aircraft. Of this total, 65 are firm orders and 36 are purchase options (in March 2006, two more firm orders were confirmed, totaling 67 aircraft). All the new aircraft of the owned fleet of the Company will be delivered with the blended winglets system, that improve the performance of the aircrafts and reduce the operating costs and of the Company, strengthening its virtuous cycle. Moreover, the 737-800 aircraft are configured to guarantee higher comfort to the customers, and will be adapted to carry through landings in short runways, allowing more passengers to be carried in one of the most wanted routes in South America and with the smaller runways: São Paulo (Congonhas Airport) - Rio de Janeiro (Galeão Airport).

Safety

The issue of safety is present all over the Company, from aircraft maintenance to operations carried through the internet. The procedures relating to safety include the rigid maintenance of aircrafts, update and continuous training of the technical team and crew. GOL is ranked among the safest companies in the world and is member of the Flight Safety Foundation.

GOL operates with exclusive safety management systems of security in its aircrafts and is the only Brazilian company to use the FOQA, MOQA and LOSA systems – the latter developed by Texas University – in all its aircrafts that monitor and control the operating results, raising the flight safety.

GOL’s technicians and engineers constitute of the most experienced teams of Brazil, with an average of 25 years of experience in the aviation sector.

Maintenance Center

One of the important facts in 2005 was the conclusion of the first phase of the construction of GOL’s Aircraft Maintenance Center in the Confins Airport (MG). With a total constructed area of 17,300 m2 and investments estimated at R$ 30,5 million, the construction work began in July 2005.

Homologated in September by the DAC, the first maintenance hangar of the Center already received 15 737-700 and 800s aircraft. In this small sample, GOL has already obtained significant reductions in its maintenance costs.

The estimated reduction of costs related to the conclusion of the Maintenance Center is US$ 2 million per year. With the fleet expansion, the Center will guarantee the quality, autonomy, more efficient and preventive procedures, higher flexibility in the application of maintenance services, contributing to the high indices of aircraft utilization.

Low-Cost in Mexico

In December 2005, GOL formalized a joint venture of a Mexican control called Controladora Prosea S.A. de C.V. The new airline plans to operate in the Mexican domestic market, in the same molds of the well-succeeded model of low-cost, low-fare adopted by GOL in South America.

Technology

In 2005, according to research carried through by Revista B2B magazine, GOL was the Brazilian company that registered the largest volume of e-commerce in Brazil, commercializing R$ 2.6 billion in tickets throughout the year through its website (www.voegol.com.br), amount that corresponds to 81% of its sales.

Throughout the year, GOL’s website received more than 7.9 million unique visitors and had 1.4 billion hits (clicks carried through by the website of the company); 1.2 million tickets were sold through the web, only in December. This means that each two seconds a ticket was sold.

GOL revolutionized the Brazilian market of sales of airline tickets when eliminated the issuing of the traditional ticket. This measure lowered the costs of the Company and simplified passengers’ access to the services offered. Besides purchase, check-in and the flights changes can also be made on-line. Always focusing on easiness and better access to its services, GOL also made available the purchase of tickets and the possibility of check-in through cellular phones.

With the development of the “Alerts” software – a system that allows communication with the customer to be established fast and efficiently, through the internet or SMS via cellular phones -, GOL’s confirmation and flight changes alerts started to be sent automatically, enabling faster contact with the passenger and the reduction of operating costs.

Other news was the implementation of the VPN (Virtual Private Network) in the international data communication of the Company with significant reduction of operating costs.

Gollog – GOL’s cargo service

The company dared to include in its business model the transportation of cargo. Until GOL, no LCCs in the world had made available this service. Gollog closed 2005 with 27.3 thousand tons of transported cargo. An average of 200 thousand items was transported each month in the 39 Brazilian destinations covered by Gollog, which represented 2.8% of GOL’s gross revenue.

In 2005 we initiated Gollog’s international route expansion plan with the implementation of five South-American destinations. We also developed Gollog Pré-Pago (prepaid Gollog) – the first prepaid cargo transportation service in the country. Both initiatives were put into operation in the first months of 2006.

The power of the GOL brand

In less than five years in the market, GOL conquered 8th place on the list of the most valuable brands in the country and it is the 1st placed among the national airlines. The study, conducted by Revista IstoÉ Dinheiro and Interbrand, subsidiary of the North-American consulting in brand management, has set the company’s brand value at US$ 326 million.

In August 2005, GOL was considered Latin America’s Best Airline company by Global Finance magazine. The evaluation shows that the company was succesful in expanding the offer of quality low-fare air transportation for Latin America.

GOL has also received other awards along 2005. Here, some of those are listed:

iBEST Brasil 2005, ‘Means of Transportation’ category;
Honorable mention for Excellence in Investor Relations, given by the IR Magazine Awards 2005 Brazil, in the “Grand prix of the best investor relations program (non-Ibovespa companies)” category;
“Deal of the Year 2005”, in “Best Equity Offerings” category, an award given by Latin Finance magazine;
“Maiores e Melhores da Dinheiro 2005” (“Best and Biggest of Dinheiro 2005”), an award given by IstoÉ Dinheiro in the “Financial Management” category; Info Corporate 2005 award, “The best TI cases”, given to GOL by Info Corporate magazine in the “Transportation and Logistics” category;
“"Maiores & Melhores do Transporte & Logística 2005" (“Biggest and Best in Transportation and Logistics”), given to GOL by Transporte Moderno in the “Best in the airline sector in Brazil” and “The best among the best in the transportation sector” categories;
“Padrão de Qualidade em B2B 2005" (“Quality Standard in B2B 2005”) award, offered to GOL by Padrão Editorial and E-Consulting VOL – Biggest e-commerce player;
“Super Top of Marketing 2005” awarded by Associação dos Dirigentes de Vendas e Marketing do Brasil (ADVB) for the "O Brasil pede Gol a História Continua” case.

Consumer Profile

In 2005, corporate clients represented 62% of GOL’s revenue. Important factors such as regularity and punctuality of flights are essential for the satisfaction of this public. The participation of passengers that travel for leisure corresponds to 30%. The other passengers are classified as travelers who travel to visit family, and take courses, among other things. Very sensitive to price, this public represents 8% of GOL’s net income and has been growing in the Brazilian market.

In September 2005, with eight months of operations in the Brazil-Buenos Aires route, GOL verified a high satisfaction level of the Argentine passengers, with an 83% approval of services offered by the company. The study, carried through between April and July of 2005 by Databrain Pesquisas Inteligentes, also highlights the high public fidelity level: 92% of the interviewees answered they would not think twice before flying again with GOL, and 89% would ‘certainly’ recommend the company’s services to their acquaintances. The level of approval confirms the preference to fly with GOL by 62% of the interviewees.

Promotions

Aiming to expand the access to air travel and to ease the conditions to those who wish to travel, and, therefore, shortening distances even more, GOL conducted four promotional actions in 2005: Contramão do Carnaval, Preços Rasantes, Brasil mais Perto, Noite Cheia de Vantagens and Criança Não Paga.

Installment Program

GOL is always searching for different solutions and payment mechanisms – short and long-term – aiming to facilitate the access to the airline transportation to a growing number of people and, therefore, stimulate demand. A portrayal of that is the “Voe Fácil” program, released in November 2005, which makes possible the installment of flight tickets in up to 36 installments – the most extensive term in the market.

Social Responsibility

Being socially responsible and contributing to the development of the country are daily concerns at GOL. The initiatives started by the company in relation to the environment, society, collaborators, partners and clients allowed its inclusion, in 2005, in the ¥ndice de Sustentabilidade Empresarial (ISE) of the Bolsa de Valores de São Paulo (São Paulo’s Stock Exchange, Bovespa). In 2005, 11 entities received incentives from GOL.

The partnerships established with Pastoral da Criança – since 2003, the company has reserved the entity around R$ 1 million – made GOL the first company to receive the Certificado Parceiro de Ouro da Pastoral 2005 (Pastoral’s Golden Partner 2005).

GOL, through flight ticket concessions, has also benefited Fundação Gol de Letra, an NGO that develops educational, cultural and sports programs to children and adolescents. Furthermore, the company has given continuity to Projeto Felicidade – its program, directed to children with cancer, involves five days of activities and visits to several locations in São Paulo.

Flight tickets were also granted to Expedicionários da Saúde, an entity that renders medical assistance to the native Brazilian communities which reside near Rio Negro (Amazonas); to Expedição Vaga Lume, a Paulistan NGO which implements libraries in Amazon provinces; and to Programa Voe Alto, developed by Instituto Criar de TV e Cinema, which promotes meetings between students of the courses offered by the entity and broadcasting professionals.

The people and Culture of GOL

Human capital is GOL’s most important asset. The motivation and dedication of collaborators was responsible for the success of a young company that reached the vice-leadership of the national market in less than five years, and conspicuously created new job positions, helping heat the legal Brazilian economy. GOL closed the year of 2005 with 5.5 thousand collaborators, a number 65% superior to 2004.

GOL believes that motivated collaborators make clients more satisfied. The counterpart happens with the encouragement to work and professional recognition by means of career plans and participation in the company’s results (PPR) – which rewards collaborators according to the company’s good performance. The year of 2005 was distinguished by the promotion of 692 collaborators among co-pilots, stewards, maintenance technicians and trainees. GOL’s career plan allows, for instance, that, from five to five years, co-pilots be promoted to pilots. The investment in training, in 2005, was of R$ 8.7 million.

The company believes in the talent of people, respects ethnic, cultural and racial diversity and invests in an inclusion program for physically-challenged individuals (PNE). In 2005, 234 PNEs were hired and trained to work in different operating areas of GOL.

The company, that raises its participation in the national and international markets each year, expanding its innovating and differentiated policy, is comparable to the eagle – that goes through deep renewals to grant continuity to its development. Therefore, GOL refers to its collaborators as a team of eagles.

ECONOMIC-FINANCIAL PERFORMANCE

Operating cost

We highlight that the operating cost per ASK was reduced by 2.6% when compared to 2004, from R$ 0.1673 to R$ 0.1630.

Profitability

GOL has topped international levels of profitability and cash generation, measured by EBITDAR (operational revenue before interests, taxes, depreciation and amortization, added to the value of the operating costs with aircraft commercial leases and with supplementary aircraft leases). Net income in the year in BR GAAP was R$ 424.2 million, a growth of 40.7% comparatively to the R$ 301.8 million registered in 2004. Net income per share (pro forma) was R$ 2.17.

Liquidity

The strengthened total liquidity of the company was R$ 1.433 million, composed of cash and receivables at the end of 2005. GOL’s leverage is low, with a total indebtness (including leases not included on the balance sheet) / capitalization (shareholders’ equity plus total debt) of 56%.

HIGHLIGHT TO CORPORATE GOVERNANCE

Since IPO, GOL has been building an Investor Relations program based on three principles: transparency, guaranteed access of information and equality of treatment. The company seeks to constantly perfect its disclosure policies with its many stakeholders, increasing the market’s perception of GOL’s best practices.

GOL’s actions, listed in the Level 2, are part of the IBrX-100, IGC and ITAG, all three created by Bovespa to distinguish companies with differentiated Corporate Governance practices, and were also included in MSCI indexes. In addition, GOL was one of the 28 companies selected to compose the Corporate Sustainability Index (ISE) of Bovespa, the first one composed by companies with responsible attitudes towards the environment, the society, its clients, suppliers and other stakeholders in Latin America.

The equality principles in treating its shareholders made GOL one of the few Brazilian companies in compliance with Sarbanes-Oxley requirements, including sections 302 and 404. The company implemented procedures aiming to supervise, follow, evaluate and establish monitoring systems of the efficiency of internal controls linked to the elaboration and disclosure of the financial reports, according to the Law’s instructions. GOL evaluated the efficiency of its internal controls of financial disclosures of the period ended December 31st, 2005, using the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The company is one of the pioneers in Latin America in providing the certifications of the main executives linked to these controls and procedures a year before these obligations are required by foreign companies listed on the NYSE.

Relationship with auditors

The company’s policy on contracting services not related to external audit with our independent auditors is based on the principals that preserve the independent auditor’s independence. These principals consist, in accordance with internationally accepted standards, of: (a) the auditor should not audit his own work; (b) the auditor should not act as manager to his client; and (c) the auditor should not provoke his client’s interests.

Procedures adopted by the Company, in accordance with Inciso III, 2nd CVM instruction, 381/03:

The Company and its subsidiaries adopt as a formal procedure, previously to the service hiring of other professional services that are not related to the external accounting audit, to consult the independent auditors, in the sense of assuring that the rendering of these other services will not affect its independence and objectivity needed to the independent auditor service performance, as well as to obtain the appropriate approval of its Audit Committee. Additionally, formal declarations are required from these auditors, on the independence for the performance of non-audit services.

During the 2005 period we contracted a revision of certain procedures that were implemented by the Administration throughout the year. The amount paid for these services totaled R$ 1.4 million, which corresponded to 57% of the annual fees for external audit services.

GOL’s Board of Directors

GOL is administrated by a Board of Directors composed by eight members and a Board of Executive Officers composed of five members. The Company also has Committees for Audit (non-statutory), Corporate Governance and Nomination, Compensation, Financial Policy and Risk Policies, composed by members of the Board of Directors.
Constantino Oliveira – Chairman of the Board
Constantino de Oliveira Júnior – Director
Henrique Constantino – Director
Joaquim Constantino Neto – Director
Ricardo Constantino – Director
Álvaro de Souza – Director
Antonio Kandir – Director
Luiz Kaufmann – Director

CAPITAL MARKETS AND INVESTOR RELATIONS

GOL launched its IPO in simultaneous transactions on the São Paulo Stock Exchange and the New York Stock Exchange, in June 2004, becoming the second Brazilian company to go public simultaneously in Brazil and the USA. From the IPO to the end of 2005, the Company’s shares experienced an appreciation of 150.3%, an index that corresponds to 89.6 p.p. above the Ibovespa index during the same period. In line with that, the American Depositary Shares (ADS), traded on the NYSE, had an appreciation of 231.9%, while the Dow Jones Index increased 2.3% in the same period. The average trading volume of GOL’s shares, Bovespa and NYSE together, was approximately R$26.6 million per day in 2005, an amount that sets GOL among the most traded airline companies on the NYSE.

In April 2005, the Company launched its second stock offering, achieving similar success as the IPO. The net sources derived from the second offering, together with cash funds, are being used by GOL for the acquisition of new aircraft. The Company plans that the aircraft acquisitions will also have 85% of funding guaranteed by the U.S. Exim Bank.

Dividend Distribution

According to the Company Bylaws, it is guaranteed to the shareholders a minimum mandatory dividend of 25% of the net profit of the adjusted exercise, in the terms of the 202 article of the Brazilian Corporate Law. The payment of interest on own capital related to the period ended December 31st 2005, in the net amount of R$ 96.6 million, and complementary dividend of R$ 4.2 million, satisfies the rights guaranteed by the Bylaws, representing R$ 0.51 per share. The payment will be made on April 27th 2006. Shareholders holding ordinary or preferred shares on March 21st 2006 will be entitled the rights. The shares will be traded ex-right on March 22nd 2006.

In 2005, GOL’s Board of Directors approved a change of the dividend distribution, from an annual periodicity to a quarterly periodicity, starting in the first quarter of 2006.

PERSPECTIVES

GOL will keep its successful low-fare/low-cost business model, focusing on the development of its network, expanding the synergies and connections with the current flights, the frequencies in markets in which GOL already operates, besides flying to new routes in South America, interconnecting the continent and popularizing further more the air transportation in the region.

The Company’s expansion plans will be strengthened by the arrival of 11 new aircraft 737-800 NG, in 2006, under the contract signed with Boeing. The new aircraft are technically adapted to GOL’s needs, they offer 25% more seats in comparison with previous model (737-700), and a configuration that will provide more comfort for the passengers.

The fleet will be renewed, and there will be a significant reduction of the operational costs. This reduction will enable GOL to emphasize its virtuous cycle, offering very competitive fares without changing its profitable results.

The conclusion of the construction of GOL’s Maintenance Center, forecasted by mid 2006, will significantly impact the reduction of the maintenance costs. The new Center will be able to supply all GOL’s aircrafts, guarantying quality, autonomy, more efficient and preventive procedures, more flexibility with the maintenance services, contributing with the high efficiency rates of the aircrafts.

The Company will continue to offer the best cost benefit to its passengers, adding new flights in the domestic market where there is enough demand, and other high density traffic centers located in South America, intensifying the innovating promotional actions in the South-American market. In that sense, the Company will continue the search for new payment methods and facilities, so that more people can fly – like the “Voe Fácil”, an installment program up to 36 installments, launched in November 2005.

THANK YOU

We would like to thank our collaborators and clients.

We highlight the dedication of the authorities related to our activities, of the DAC representatives, of Infraero and the Ministry of Tourism, seeking the development of the national airline sector.

The Administration.

Nome em Inglês	VALORES			Nome em Português

	BRGAAP, Pro Forma
	2005	2004	% var.

Dados Estatísticos

Revenue Passengers (000)	13.000	9.215	41,1%	Passageiros pagantes (000)
Revenue Passengers Kilometers (RPK) (mm)	9.740	6.331	53,8%	Passageiros-quilômetro transportados (RPK) (mm)
Available Seat Kilometers (ASK) (mm)	13.246	8.903	48,8%	Assentos-quilômetro oferecidos (ASK) (mm)
Load factor	73,5%	71,1%	+2,4 pp	Taxa de ocupação
Break-even load factor	56,4%	50,2%	+6,2 pp	Taxa de ocupação break-even
Aircraft utilization (block hours per day)	13,9	13,8	0,7%	Taxa de utilização de aeronave (horas por dia)
Average fare	R$ 195,31	R$ 203,52	-4,0%	Tarifa média
Yield per passenger kilometer (cents)	26,07	29,62	-12,0%	Yield por passageiro por quilômetro (centavos de R$)
Passenger revenue per available set kilometer (cents)	19,17	21,07	-9,0%	Receita por passageiro por ASK (centavos de R$)
Operating revenue per available seat kilometer (RASK) (cents)	20,15	22,03	-8,5%	Receita por ASK (RASK) (centavos de R$)
Operating cost per available seat kilometer (CASK) (cents)	16,30	16,73	-2,6%	Custo por ASK (CASK) (centavos de R$)
Operating cost, excluding fuel, per available seat kilometer (cents)	10,19	11,48	-11,2%	CASK excluindo desp. de combustível (centavos de R$)
Number of Departures	122.683	87.717	39,9%	Decolagens
Average stage length (km)	721	667	8,1%	Distância média de voô (km)
Avg number of operating aircraft during period	34,3	23,1	48,5%	Número médio de aeronaves operacionais
Full-time equivalent employees at period end	5.456	3.303	65,2%	Funcionários efetivos no final do período
% of Sales through website during period	81,3%	75,9%	+5,4 pp	% de vendas pelo website no período
% of Sales through website and call center during period	93,4%	90,8%	+2,6 pp	% de vendas pelo website e call center no período
Average Exchange Rate (1)	R$ 2,44	R$ 2,93	-16,7%	Taxa de câmbio média (1)
End of period Exchange Rate (1)	R$ 2,34	R$ 2,66	-12,0%	Taxa de câmbio no final do periodo (1)
Inflation (IGP-M) (2)	0,0%	0,0%	+0,0 pp	Inflação (IGP-M) (2)
Inflation (IPCA) (3)	0,0%	0,0%	+0,0 pp	Inflação (IPCA) (3)
WTI (avg. per barrel) (4)	$56,59	$41,51	36,3%	WTI (médio por barril) (4)

Resultado

Net operating revenues				Receita Operacional Líquida
Passenger	2.539.016	1.875.475	35,4%	Transporte de passageiros
Cargo and Other	130.074	85.411	52,3%	Transporte de cargas e outros
Total net operating revenues	2.669.090	1.960.886	36,1%	Receita Operacional Líquida Total

Operating expenses				Custo e Despesas Operacionais
Salaries, wages and benefits	252.057	172.979	45,7%	Pessoal
Aircraft fuel	808.268	468.192	72,6%	Combustível e lubrificantes
Aircraft rent	240.876	195.504	23,2%	Arrendamento mercantil de aeronaves
Supplementary rent	126.053	103.202	22,1%	Arrendamento suplementar
Aircraft insurance	29.662	25.575	16,0%	Seguro de aeronaves
Sales and marketing	335.722	261.756	28,3%	Comerciais e publicidade
Landing fees	92.404	57.393	61,0%	Tarifas de pouso e decolagem
Aircraft and traffic servicing	91.599	74.825	22,4%	Prestação de serviços
Maintenance materials and repairs	55.373	51.796	6,9%	Material de manutenção e reparo
Depreciation	35.459	21.242	66,9%	Depreciação
Amortization	747	4.758	-84,3%	Amortização
Other operating expenses	90.408	52.629	71,8%	Outros custos e despesas operacionais

Total operating expenses	2.158.628	1.489.851	44,9%	Total de custos e despesas operacionais

Operating income	510.462	471.035	8,4%	Resultado Operacional

Other expense				Outras Despesas
Financial income (expense), net	(33.342)	(16.423)	103,0%	Resultado financeiro líquido

Income before income taxes	477.120	454.612	5,0%	Lucro antes de IR/CS
Income taxes current	(189.576)	(165.710)	14,4%	Imposto de renda e contribuição social correntes
Income taxes deferred	23.287	12.898	80,5%	Imposto de renda e contribuição social diferidos
Net income before interest on shareholder's equity	310.831	301.800	3,0%	Lucro líquido antes rev de juros s/ capital próprio

Reversal of interest on shareholder's equity	113.670	-	nm	Reversão de juros sobre capital proprio
Net income	424.501	301.800	40,7%	Lucro líquido

Net income per share	2,17	1,61	34,8%	Lucro por ação, básico

Net income per ADS - US Dollar	0,69	0,57	21,1%	Lucro por ADS, básico - US Dollar

Number of shares by end of period (000)	195.973	187.543	4,5%	Número de ações final período (000)
Number of ADS by end of period (000)	195.973	187.543	4,5%	Número de ADS final período (000)

EBITDA	546.668	497.035	10,0%	EBITDA
EBITDAR	913.597	795.741	14,8%	EBITDAR

Margem EBIT	19,1%	24,0%	-4,9 pp	Margem EBIT
Margem EBT	17,9%	23,2%	-5,3 pp	Margem EBT
Margem Líquida	15,9%	15,4%	+0,5 pp	Margem Líquida
Margem EBITDA	20,5%	25,3%	-4,9 pp	Margem EBITDA
Margem EBITDAR	34,2%	40,6%	-6,4 pp	Margem EBITDAR

Fluxo de Caixa	2005	2004

Cash flows from operating activities				Fluxo de Caixa das Atividades Operacionais
Net income (loss)	424.501	301.800		Lucro (Prejuízo) Líquido
Adjustments to reconcile net income				Ajustes para reconciliar o lucro líquido ao caixa
provided by operating activities:				gerado pelas atividades operacionais
Depreciation and amortization	36.206	26.000		Depreciação e amortização
Amortization				Amortização
Provision for doubtful accounts receivable	1.343	(213)		Provisão para devedores duvidosos
Deferred income taxes	(23.287)	(12.898)		Impostos diferidos
Changes in operating assets and liabilities				Variações nos ativos e passivos operacionais
Receivables	(178.931)	(145.581)		Contas a receber
Inventories	(19.645)	(5.802)		Estoques
Prepaid expenses, other assets				Despesas antecipadas, tributos a recuperar e
and recoverable taxes	(41.358)	(60.079)		outros créditos e valores
Credits with related parties				Créditos com coligadas
Accounts payable and long-term vendor payable	28.250	(2.931)		Fornecedores
Deposits for aircraft and engine maintenance				Depósitos para manutenção
Operating leases payable	1.047	(2.202)		Arrendamentos mercantis a pagar
Air traffic liability	57.909	36.498		Transportes a executar
Dividends Payable				Dividendos a pagar
Taxes payable	22.092	29.427		Impostos a pagar
Insurance payable	1.311	24.060		Seguros a pagar
Payroll and related charges	16.087	16.082		Obrigações Trabalhistas
Provision for contingencies	11.281	1.781		Provisão para contingências
Other liabilities	10.763	13.689		Outras Obrigações

Net cash provided by (used in) operating activities	347.569	219.631		Caixa Líquido gerado nas atividades operacionais
Cash flows from investing activities				Fluxo de Caixa das Atividades de Investimento
Short term borrowings, net	(296.370)	(443.361)		Empréstimos de curto prazo, líquido
Investments	(569)	(630)		Investimento
Deposits for aircraft leasing contracts	3.941	(5.298)		Depósitos em garantia de contratos de arrendamento
Pre-delivery deposits	(356.765)	(43.447)		Adiantamento para aquisição de aeronaves
Acquisition of property and equipment	(127.364)	(45.938)		Aquisição de Imobilizado

Net cash used in investing activities	(777.127)	(538.674)		Caixa Líquido aplicado nas atividades de investimento
Cash flows from financing activities				Fluxo de Caixa das Atividades de Financiamento
Short term borrowings, net	(64.333)	79.443		Empréstimos
Goodwill special reserve	-	29.187		Reserva especial de ágio
Dividends paid	(60.676)	(26.503)		Dividendos pagos
Issuance of common and preferred shares	271.730	496.355		Aumento de Capital
Total comprehensive income, net of taxes	6.411	-		Resultados não-realizados de hedge, líquido de impostos

Net cash provided by financing activities	153.132	578.482		Caixa Líquido gerado nas atividades de financiamento
Net increase in cash and cash equivalents	(276.426)	259.439		Acréscimo Líquido de Caixa
Cash and cash equivalents at beginning of the period	405.730	146.291		Disponibilidades no início do exercício

Cash and cash equivalents at end of the period	129.304	405.730		Disponibilidades no final do exercício

11.01 - NOTES TO THE FINANCIAL STATEMENTS

1. Restatement of the financial statements as of December 31, 2004

According to the Brazilian Securities Commission (CVM) deliberation, in compliance with the Official letter/CVM/SEP/GEA-I/ # 098/2006, dated March 6, 2006, the financial statements for the period ended on December 31, 2004 were restated to reflected in that fiscal year the expenses incurred on funds raised to acquire new aircraft in the amount of R$27,401, previously classified as prepaid expenses. The Company had adopted this procedure since it can clearly match fund raising expenses to its future expansion projects including the acquisition of aircraft under construction. As the fund raising will produce future benefits represented by the financial revenues created by the cash during the construction phase of aircraft ordered from suppliers until the agreement payment date, the Company had registered such fund raising expenses in assets as prepaid expenses to be amortized as the benefits were realized. The CVM concluded that by the Brazilian standards, such costs must be fully expensed in the fiscal year in which occurred. The effects of the adjustments determined by the CVM were a decrease in total assets and shareholders equity at December 31, 2004, and a decrease in the pro forma 2004 net income in the amount of R$15,680. In addition, note 9 was re-stated, as determined by the CVM, to expand the disclosure on contingencies for which losses are considered remote.

2. Business overview

Gol Linhas Aéreas Inteligentes S.A. (Company or GLAI) is a low-cost low-fare airline company headquartered in Brazil, which provides regular air transportation services among Brazilian main cities and also for cities in Argentina and Bolivia. The Company’s strategy is to grow and increase profits of its businesses, by popularizing and stimulating demand for safe air transportation in South America both for business and leisure passengers, keeping its costs among the lowest ones of the world industry.

The Company’s simplified, single class fleet is among the industry’s newest and most modern ones, with low maintenance fuel and training costs and high utilization and efficiency levels.

Gol Linhas Aéreas Inteligentes S.A. was incorporated on March 12, 2004, having as shareholders Grupo Áurea companies: Aeropar Participações S.A and Comporte Participações S.A. Aeropar Participações S.A. and Comporte Participações S.A. are companies controlled by the Board of Directors members of Gol Linhas Aéreas Inteligentes S.A.

The subsidiary Gol Transportes Aéreos S.A. (GOL) started its operations on January 15, 2001 and, on December 31, 2005, operated a 42-aircraft fleet, comprised of 8 Boeing 737-800, 22 Boeing 737-700 and 12 Boeing 737-300. During 2005, the Company inaugurated 9 new destinations, increasing served destinations to 45 (43 in Brazil, one in Argentina and one in Bolivia).

In January 2005, the Company obtained an authorization to operate regular flights from Brazil to Santa Cruz de la Sierra in Bolivia, which began during the fourth quarter, and from Brazil to Asunción in Paraguay and Montevideo in Uruguay, which started in January, 2006.

In April 2005, the Company concluded its second global public offering of preferred shares as detailed in note 10 a.

In December 2005, the Company entered into a joint venture with a group of Mexican entrepreneurs and investors to create a low-cost airline company in Mexico, in which the Company will hold 25% of the voting capital and 48% of the total capital. Steps are being taken to obtain necessary authorizations to operate according to Mexican regulations.

On December 13, 2005, the Company changed the ratio of its American Depositary Receipts (ADR) program from 1 American Depositary Share (ADS) corresponding to 2 preferred shares to 1 ADS corresponding to 1 preferred share.

On December 31, 2005 and 2004, the Company’s share ownership structure is as follows:

	2005			2004

	Common	Preferred	Total	Common	Preferred	Total

Aeropar Participações S.A.	100.00%	36.40%	71.92%	100.00%	40.32%	75.15%
Comporte Participações S.A.	-	3.87%	1.71%	-	4.30%	1.78%
BSSF Air Holdings LLC	-	-	-	-	13.06%	5.43%
Public Market	-	59.73%	26.37%	-	42.32%	17.64%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

On December 31, 2005 and 2004, the Company has the following share participations:

Share participations

Gol Transportes Aéreos S.A. (GOL)	100%
Gol Finance LLP	100%

The wholly-owned subsidiary GOL, incorporated on August 1, 2000, has as main corporate purpose regular air transportation of passengers, cargo and express courier in the domestic and foreign territories, under the concession regime as authorized by the Brazilian Civil Aviation Department - DAC, of the Ministry of Aeronautics, by means of the Ordinance No. 1109/DGAC as of August 18, 2000.

The wholly-owned subsidiary Gol Finance LLP, headquartered in the United Kingdom, has as main corporate purpose facilitate transactions relating to aircraft acquisition.

3. Basis of Preparation and Presentation of the Financial Statements

The Company has entered into an Agreement for the Adoption of Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange – BOVESPA, integrating indices of Shares with Differentiated Corporate Governance – IGC, Shares with Differentiated Tag Along – ITAG and Corporate Sustainability – ISE, created to differ companies committed to adopting differentiated corporate governance practices. The Company’s financial statements comprise the additional requirements of BOVESPA Novo Mercado (New Market).

Pursuant to the Compliance Agreement entered into with Bovespa, the Company would have a three-year term, as of June 24, 2004, to comply with the requirement that the shares issued by the Company, representing 25% of its total capital, would be outstanding shares. On December 31, 2005 this percentage was 26.37% .

The consolidated financial statements were prepared in compliance with the accounting practices adopted in Brazil, provisions in the Brazilian corporate law, in the Accounting Plan elaborated by the Civil Aviation Department – DAC and in the supplementary rules of the Brazilian Securities and Exchange Commission – CVM, consistently applied in relation to the financial statements for the year ended on December 31, 2004.

The financial statements are presented in compliance with the IBRACON NPC 27 pronouncement – Accounting Statements – Presentation and Disclosures. The following reclassifications were made in 2005 and 2004 due to the application of NPC 27:

i.	Financial investments in the amount of R$ 739,731 (R$ 443,361 in 2004) were separated into short-term investments.

ii	The net financial result was separated between expenses and financial revenues based on concepts set forth in NPC 27, as described in note 2 k.

Additionally, the following reclassifications and groupings were made for adequacy and consistency with the current year:

i.
The Company reviewed the profit sharing concept and, considering that the profit sharing plan also includes other operating targets, total bonuses are classified as salary operating expenses in 2005 and 2004.

ii.	Commercial leases payable in the short term were included in other liabilities and provisions, and the items of long-term liabilities were grouped in accounts payable and provisions, in non-current liabilities, due to relevance of the amounts involved.

iii.	Investments in deferred assets were grouped in other non-current assets.

The financial statements include the following supplementary information that the Management considers material for the market:

Appendix I – Statements of cash flow - prepared according to the indirect method, using accounting records, based on the guidelines of IBRACON – Brazilian Institute of Independent Auditors.

Appendix II – Statements of value added - prepared according to the Brazilian Accounting Rules, supplemented by orientation and recommendations of the Brazilian Securities and Exchange Commission – CVM.

Appendix III – Statement of Environmental and Social Information – prepared according to the Brazilian Accounting Rules.

The main accounting practices and criteria adopted by the Company are described as follows:

a) Recognition of revenues

Revenues are appropriated in compliance with the accrual basis method. Passenger transportation revenues are recognized after the effective provision of services. Reservations sold and corresponding air traffic liabilities are shown in current liabilities, having as utilization term the period of one year.

Cargo transportation revenues are recognized when the transport is executed. Other revenues are represented by charter services, flight reservation change rates and other services, which are recognized when services are provided.

b) Cash and cash equivalents, financial investments and short-term investments

Financial investments with maturity not over 90 days from the balance sheet date are shown by the investment amount, plus remunerations proportionally contracted and recognized up to the balance sheet date. Short-term investments refer to financial investments redeemable in a term over 90 days from the balance sheet date and are represented by securities acquired with the purpose of being frequently and actively traded, classified as securities for trading. Such investments are evaluated and accounted by the market value determined based on quotations or estimates, and realized and unrealized gains and losses are recognized in the result.

c) Provision for doubtful accounts

Provision for doubtful accounts is constituted in an amount sufficient to cover possible losses in the realization of accounts receivable.

d) Inventories

Inventories are comprised of consumption material, parts and maintenance material. They include imports in progress and are presented at their acquisition cost, reduced to obsolescence provision, when applicable, not surpassing the market value.

e) Deposits for leasing contracts

All aircraft operated by the Company are leased in the operating leasing mode with no purchase option clause. As required by contracts, the Company makes lease contract deposits for leasing companies. These deposits are denominated in US dollars, do not earn interest and are repayable at the end of the contract.

f) Investments

The financial statements of the subsidiaries are prepared based on accounting practices in accordance with the Company’s. The financial statements of Gol Finance LLP are converted into Brazilian Reais considering that its functional currency is the Real and that certain non-monetary items are maintained at the historical cost in foreign currency and are converted using the foreign exchange rate at the begging of the transaction. The monetary items are converted based on the foreign exchange rate in force on the balance sheet date and the corresponding foreign exchange variations are recognized in equity in the earnings of subsidiary and associated companies.

g) Property, plant and equipment

Property, plant and equipment is recorded by acquisition cost, which includes financial charges incurred during the aircraft construction stage, minus respective accumulated depreciation, calculated by the straight-line method with the rates taking into consideration the estimated useful life of the assets. Betterments in third-party assets are depreciated based on rent contracts. Recovery of property, plant and equipment in the course of future operations is periodically evaluated.

h) Deferred charges

Deferred charges are comprised of pre-operating expenses and expenses that will benefit deferred income and may be amortized in a period of 2 to 5 years.

i) Assets and liabilities in foreign currency or subject to indexation

They are restated based on foreign exchange rates and indices effective on the balance sheet date.

j) Leasings

Monthly contract liabilities resulting from aircraft leasing contracts without a purchase option clause are appropriated to the result by the time they are incurred.

k) Financial revenues (expenses)

Financial revenues represent accrued interest, foreign exchange variations of assets, financial investment gains and financial derivative instrument gains. Financial expenses include interest expenses on loan, foreign exchange variations of liabilities and losses with financial derivative instruments.

l) Income tax and social contribution

Provision for income tax is calculated at the 15% rate plus a 10% additional on the exceeding taxable income at R$ 240 a year, and social contribution is constitutes at 9% rate on the taxable base.

Deferred income tax and social contribution arise from accumulated tax losses, social contribution negative base and from temporary additions to the taxable income.

The fiscal credit arising from goodwill incorporated by the Company is being amortized on a straight-line basis in 60 months.

m) Provision for contingencies

Provision for contingencies is constituted based on the options of legal consultants by amounts sufficient to cover losses and risks considered probable.

The Company has adopted the concepts set forth in NPC No. 22 about Provisions, Liabilities, Contingencies for Liabilities and Assets in the constitution of provisions and disclosures about issues involving litigations and contingencies.

n) Use of estimates

The preparation of the financial statements in accordance with the accounting practices require that the Management makes estimates based on assumptions affecting the value of assets, liabilities, revenues and expenses and disclosures presented in the financial statements. The effective results may differ from these estimates.

o) Consolidation

     The consolidation process of balance and result accounts adds up horizontally the balances of the accounts of assets, liabilities, revenues and expenses, according to their nature, supplemented by the elimination of the interests of the parent company in the capital, reserve and retained earnings of the subsidiaries. The exclusive funds recorded as short-term investments are consolidated.

p) Proposed profit allocation

The financial statements reflect the Board of Directors’ proposal for the allocation of the net income for the year in the assumption of its approval by the Annual General Meeting.

q) Employee profit sharing

The provision for employee profit sharing is monthly constituted based on Management’s estimates, considering the targets established for the year, and recorded as payroll expenses.

r) Derivatives

In order to protect a part of the Company’s exposure from variations of foreign exchange rates and from the increase in fuel prices, the Company uses oil and foreign exchange financial derivative instruments. Those instruments are mainly futures, options, collars and swaps.

As there is not a future market for aircraft fuel in Brazil, the Company uses international derivatives to manage its exposure to increases in fuel price. There is a high correlation between international oil prices and aircraft fuel in Brazil, making oil derivatives effective in the compensation of variations in aircraft fuel prices and serving as a short-term protection against strong increases in the average aircraft fuel price.

The Company measures the effectiveness of derivatives in relation to variations in the hedged assets prices. As most of the Company’s fuel derivatives is not traded on stock exchanges, the Company estimates their fair values. The fair value of derivative instruments, depending on the type, is determined based on evaluation methods of present value and option appreciation models that use assumptions on the market price of commodities. Furthermore, as there is not a reliable futures market for aircraft fuel, Management estimates aircraft fuel future prices to measure the effectiveness of derivatives to offset variations in prices.

Aiming to record, demonstrate and disclose transactions with financial derivative instruments carried out by the Company and its subsidiaries, based on their formal risk management policies, the Company started, as of January 2005, to measure the effectiveness of financial derivative instruments used with the specific purpose of market risk coverage based on their fair values, and to recognize the non effective portion of realized results of the transactions with financial derivative instruments directly in the financial result for the year, as the effective portion of realized results is recognized by means of adjusting revenues and expenses related to the items, covered. Unrealized results, or the variation of the market fair value are recognized in the shareholders’ equity.

The accounting policy for effectiveness measurement of derivative instruments was defined based on the Company’s risk management policy that considers effective instruments which offset between 80% and 120% of the change in the price of the item to which protection was contracted.

The market value of financial derivative instruments is calculated based on usual market practices, using closing amounts in the period and material underlying quotations, except for option contracts, whose values are determined by means of the adoption of a pricing methodology (Black & Scholes), and the variables and information related to volatility ratios are obtained by means of acknowledged market information providers.

s) Earnings per share

     Earnings per share are calculated based on the number of outstanding shares on the balance sheet date.

t) Conciliation between information and the disclosures under USGAAP

Preferred shares of Gol Linhas Aéreas Inteligentes S.A. are traded as American Depositary Shares – ADS on the NYSE in the United States of America and are subject to the rules of the US Securities and Exchange Commission – SEC. The Company prepares the consolidated financial statements according to generally accepted accounting principles in the United States of America – USGAAP. Aiming to fulfill the need for information in the markets in which it operates, the Company’s practice is to simultaneously disclose its corporate financial statements and the USGAAP.

The accounting practices adopted in Brazil differ from accounting principles generally accepted in the United States – USGAAP applicable to the air transport segment, especially the allocation of maintenance expenses to income. On December 31, 2005, the net income for the period, in accordance with accounting practices adopted in Brazil (BRGAAP), was R$ 88,729 lower (R$ 82.910 on December 31,

2004) due to this difference and the respective tax effects in comparison with net income under USGAAP. At the same date, shareholder’s equity presented in the Company’s financial statements as per Brazilian Corporation Law was R$ 249,416 lower due to, mainly, the accumulated difference in the allocation of maintenance expenses and respective tax effects, also as the result of the accrual in USGAAP financial statements of net proceeds received through issuing shares and accounting for stock options granted to executives and employees. There are also differences in the classification of assets, liabilities and income items. The Company discloses significant information on transactions in a consistent way in the corporate financial statements as per Brazilian Corporation Law and in accordance with USGAAP.

4. Cash and Cash Equivalents and short-term investments

	Holding		Consolidated

	2005	2004	2005	2004

Cash and cash equivalents
Cash and banks	210	-	25,964	105,743
Financial Investments
Fixed income	236	-	44,197	87,089
Variable income	619	-	619	-
Government securities	34,657	-	34,567	62,092
Bank Deposits Certificates – CDB	1,000	4,302	23,957	150,806

	36,632	4,302	129,304	405,730

Short-term Investments
Government securities	177,721	-	452,931	286,931
Bank Deposits Certificates – CDB	32,687	-	286,800	146,048
Debentures		-	-	10,382

	210,408	-	739,731	443,361

Financial investments in CDB (Bank Deposit Certificate) have an average remuneration, net of taxes, of nearly 1.47% a month, based on CDI (Interbank Deposit Certificate) variation, and may be redeemed at any time without loss of the recognized revenue. On December 31, 2005, investments in CDB in the amount of R$ 9,600 were bond to loan guarantees with Banco do Brasil.

The Company and its subsidiary Gol Transportes Aéreos S.A. hold 100% of exclusive investment fund quotas, constituted as mutual fund with indefinite term and with tax neutrality, resulting in benefits to their quota holders. Investments in investment funds have a daily liquidity. The exclusive fund portfolio management is carried out by external managers who follow the investment policies established by the Company.

Based on the financial statements of the exclusive funds, prepared according to the rules of the Central Bank of Brasil – BACEN, these investments are classified as securities for trading, appraised at market value, whose earnings are reflected in financial revenues.

Financial assets integrating fund portfolios are recorded, as applicable, in the Special System for Settlement and Custody – SELIC, in the Brazilian Custody and Settlement Chamber – CETIP or on the Brazilian Mercantile and Futures Exchange – BM&F.

Investment funds take part in operations comprising financial derivative instruments recorded in equity or compensation accounts that aim to manage the Company’s exposure to market risks and foreign exchange rates. Information concerning risk management policies and the positions of open financial derivative instruments are detailed in Note 16.

5. Deferred Taxes and Carryforwards, Short and Long-Term

	Holding		Consolidated

	2005	2004	2005	2004
		restated		restated

Carryforwards
PIS and Cofins credits	448	-	520	3,250
Prepayment of IRPJ and CSSL	5,799	-	6,221	4,400
Credit of IRRF on financial investments	4,790	-	4,790	2,561
Other	-	-	2,605	446

	11,037	-	14,136	10,657

Deferred taxes
Fiscal losses and negative bases of social contribution	45,000	11,721	45,000	11,721
Tax credits arising from incorporation	-	-	19,458	25,296
Temporary differences	-	-	3,549	5,369

	45,000	11,721	68,007	42,386

Short-term	(11,037)	-	(20,022)	(16,494)

Long-Term	45,000	11,721	62,121	36,549

Tax credits resulting from accumulated debits and social contribution negative base were recorded on December 31, 2005, based on the expectation of the generation of future taxable profits. Management estimates, based on the Company’s business plans approved by the Board of Directors, that the credits will be realized in a 3-year term as of 2006.

Gol Transportes Aéreos S.A. succeeded BSSF II Holdings Ltda. in the right to amortize, for fiscal purposes, the goodwill resulting from the retained earnings expectations whose amortization results in a tax benefit corresponding to 34% of the goodwill value which is in the financial statements as deferred income tax and social contribution in counterpart to the special goodwill reserve in the shareholder’s equity in the amount of R$ 29,187. The Company is amorting in a straight-line basis for the period of 60 months since May 2004. The goodwill amortized in the 2005 fiscal year was R$ 17,168, (R$ 11,446 in 2004), generating a tax benefit of R$ 5,838 (R$ 3,891 in 2004).

Management understands that, based on the projection of taxable income, the remaining balance of deferred income tax and social contribution is totally realizable.

6. Inventories

	Consolidated

	2005	2004

Consumable material	3,149	2,182
Parts and maintenance material	15,644	11,178
Prepayment to suppliers	14,976	6,179
Other	6,914	1,499

	40,683	21,038

7. Investment in Subsidiaries

(a) Relevant information on subsidiaries:

	Amount of Shares	Interest	Capital	Shareholders'	Subsidiaries'
	Owned	%	Stock	Equity	Net Income
Subsidiaries

Gol Transportes Aéreos S.A	451,072,648	100,000	526,489	685,699	369,666
Gol Finance LLP	NA	100,000	348,673	352,978	5,763

(b) Investments Movement:

	Gol	Gol Finance	Total
	Transportes	LLP	Investments
	Aéreos

Shares received by capital paid-up	312,675	NA	312,675
Investment in Foreign Subsidiary	NA	54,570	54,570
Capital Increase in Foreign Subsidiary	NA	16,241	16,241
Equity Income	260,427	(1,458)	258,969
Proposed Dividends	(76,239)	NA	(76,239)

Balance on December 31,
2004	496,863	69,353	566,216

Shares received by capital paid-up	390,789	NA	390,789
Capital Increase in Foreign Subsidiary	NA	277,862	277,862
Equity Income	369,666	5,763	375,429
Distributed Dividends	(578,030)	NA	(578,030)
Unrealized Hedge	6,411	NA	6,411

Balance on December 31,
2005	685,699	352,978	1,038,677

Gol’s subsidiary management is proposing dividends distribution, represented by the amount of net income of the fiscal year, after the collection of statutory reserve and the amount of profit reserves on December 31, 2005.

8. Property, Plant and Equipment

		2005			2004

	Depreciation		Accumulated
	rate	Cost	depreciation	Net value	Net value

Flight equipment
Spare engines	20%	53,401	-	53,401	-
Replacement part kits	20%	169,568	(64,445)	105,123	63,717
Aircraft and safety equipment	20%	801	(166)	635	1,025
Tools	10%	1,954	(254)	1,700	653

		225,724	(64,865)	160,859	65,395
Property, plant and equipment in service
Software licenses	20%	18,715	(5,943)	12,772	11,607
Vehicles	20%	1,832	(815)	1,017	949
Machinery and equipment	10%	3,962	(524)	3,438	1,594
Furniture and fixtures	10%	4,511	(940)	3,571	2,970
Computers and peripherals	20%	6,412	(2,673)	3,739	2,519
Communication equipment	10%	1,078	(201)	877	530
Facilities	10%	1,080	(138)	942	385
Brand names and patents	-	37	-	37	35
Leasehold improvements	4%	25,928	(3,409)	22,519	508
Work in progress	-	13,492	-	13,492	1,419

		77,047	(14,643)	62,404	22,516

		302,771	(79,508)	223,263	87,911

Deposits for aircraft acquisition	-	356,765	-	356,765	43,447

		659.536	(79.508)	580.028	131.358

The deposits for aircraft acquisition refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of 65 Boeing 737-800 Next Generation (17 aircraft in 2004), as further explained in Note 14, and capitalized interest of R$ 20,357 are included (R$ 3,244 in 2004). On December 31, 2005, the balance includes a R$ 35,632 million advance for the acquisition of two aircraft engines.

The work in progress is related mainly to the Aircraft Maintenance Center construction in Minas Gerais and works in new bases.

9. Loans and Financing

On December 31, 2005, the Company has 11 short-term credit lines with 6 financial institutions that allow loans up to R$ 340,000. Two of those lines are guaranteed by promissory notes which allow loans up to R$ 200,000. On December 31, 2005, there were loans of R$ 54,016 using those instruments. One of those lines is guaranteed by accounts receivable of the credit cards providers in a R$ 50,000 limit. On December 31, 2005 there were no contracted loans using that instrument.

10. Provision for Contingencies

The Company takes part in legal proceedings and civil and labor claims that arise in the ordinary course of business. Although the results of those proceedings cannot be forecasted, the final judgment of those actions will not have a relevant side effect in the Company’s financial position, operating income and cash flow, according to management’s opinion which is supported by its external legal advisors.

In order to demonstrate a better current estimate, the provisions constituted for probable losses are classified in non-current liabilities and are reviewed periodically based on the proceedings evolution and on the background of losses in favor of labor and civil claims.

The Company is judicially discussing several aspects regarding the assessment and calculation basis of PIS and COFINS on its operations. In 2005, the Company made judicial deposits in the amount of R$ 23,723 and the related provisions regarding legal obligations totaled R$ 18,794.

The Company is questioning in court the non-assessment of VAT (ICMS) in aircraft and engine imports under operating leasing in transactions made with lessors headquartered in foreign countries. The Company’s Management understands that these transactions are mere leases in view of the contractual obligation to return the object of the contract, which will never integrate the Company’s assets, neither now nor in the future. Given that there is no circulation of goods, the tax triggering event is not characterized.

On December 31, there were 29 judicial petitions in court and another 7 judicial petitions in lower court. Estimated aggregated value of the current lawsuits - based on the 4% rate applied to the price of the lease aircraft and engines and taking these assets’ estimated useful life over the average period of the Company’s commercial leases – totals R$45,000 in 2005 (R$34,000 in 2004), monetarily adjusted and excluding eventual default fees.

The Company, supported by case law and the opinion of its independent legal advisors, understands that it is unlikely for the Company to lose these court suits and the accounting practices adopted in the preparation of its financial statements, in line with international standards, do not require provisions for losses.

11. Transactions with Related Parties

The subsidiary GOL maintains operating agreements with associated companies for passenger and luggage transportation between airports and for the transportation of employees, executed under normal market conditions.

GOL is the tenant of the property located at Rua Tamoios, 246, in the city of São Paulo, State of São Paulo, owned by associated companies whose agreement expires as of March 31, 2008 and has an annual price restatement clause based on the General Market Price Index (IGP-M).

The payable balances of the associated companies, in the amount of R$ 97 (R$ 69) are included in the suppliers’ balance jointly with third-party operations. The expenses value that affected the 2005 income is R$ 2,300 (R$ 1,401 in 2004).

12. Shareholders’ Equity

a) Capital stock

i. On December 31, 2005, the capital stock is represented by 109,448,497 common shares and 86,524,136 preferred shares.

ii. The authorized capital stock on December 31, 2005 is R$ 1,223,119. Within the authorized limit, the Company may, by means of the Board of Directors’ resolution, increase the capital stock regardless of any amendment to the Bylaws, through issue of shares, without keeping any proportion between the different classes of shares. The Board of Directors shall determine the conditions for the issue, including the payment price and period. At the discretion of the Board of Directors, the preemptive right may be excluded, or the period for its exercise be reduced, in the issue of preferred shares, placement of which is made through sale on a stock exchange or by public subscription, or also through the exchange for shares, in a control acquisition public offering, as provided for by the law. Issue of beneficiary parties is prohibited under the terms of the Company’s Bylaws.

iii. Preferred shares have no voting rights, except concerning the occurrence of specific facts allowed by the Brazilian legislation. These shares have as preference: priority in the reimbursement of capital, without premium and right to be included in the public offering arising from the sale of control, at the same price paid per share of the controlling block, assuring dividend at least equal to that of common shares.

iv. The average quote of the shares of Gol Linhas Aéreas Inteligentes S.A. on December 31, 2005, on the São Paulo Stock Exchange - BOVESPA, corresponded to R$ 66.42 and US$ 28.21 on the New York Stock Exchange – NYSE. The equity value per share on December 31, 2005 is R$ 8.08 (R$ 5.35 on December 31, 2004).

v. Transactions in 2005

On April 27, 2005, the Company concluded a global public offering of 14,700,000 preferred shares at the price of R$ 35.12, out of which 5,520,811 preferred shares were offered by the Company and 9,179,189 preferred shares were offered by BSSF Air Holding LLC, a company affiliated to the shareholder AIG Capital Partners, in the Brazilian and foreign markets as ADS. The funds raised by the Company by means of the primary offering of new shares, in the amount of R$ 193,890, will be used for its expansion plan, mainly for payment of deposits for aircraft purchase provided under its agreement with Boeing.

On May 2, 2005 the Company made a public subscription of 2,205,000 preferred shares, exercising the option for subscription and distribution of new shares according to the agreements entered into with financial institutions for placement of the new shares issued in the amount of R$ 77,440.

vi. Transactions in 2004

The Extraordinary General Meeting held on March 29, 2004 approved a capital increase, subscribed by the shareholders and by BSSF Air Holdings LLC which was fully paid up by means of the granting to the company of shares of Gol Transportes Aéreos S.A. BSSF Air Holdings LLC is a corporation controlled by AIG Brazil Special Situations Fund, L.P. and AIG Brazil Special Situations Parallel Fund, C.V., which are funds managed by the AIG group.

At the Extraordinary General Meeting held on March 29, 2004 the shareholders approved the incorporation of BSSF II Holdings Ltda. by Gol Transportes Aéreos S.A.

At the Extraordinary General Meeting held on May 25, 2004, the shareholders approved the splitting of common and preferred shares in the proportion of 2.8 (two wholes and eight tenths) shares of each type per each existing share. As a result, the total of shares increased from 60,283,301 on March 31, 2004 to 168,793,243 that, added to the offered shares, totaled 187,543,243 with the same rights and advantages attributed to them by the Company’s Bylaws. The stock splitting was made without capital stock change and the new shares that were created due to the splitting were credited to the shareholders in the proportion of the recorded shares in the stock registry. In addition, the change in the common shares features was approved, which became convertible into preferred shares at any time, at the rate of 1 (one) common share to 1 (one)

preferred share, once they were fully paid and in compliance with the legal limit.

On June 24, 2004 the Company concluded a global public offering on the São Paulo Stock Exchange – BOVESPA and on the New York Stock Exchange – NYSE with the main purpose of raising funds for investments regarding the new aircraft acquisition; 18,750,000 preferred shares at the price of R$ 26.57 per share were placed, totaling R$ 498,188, which resulted in the entry of R$ 463,877 to the Company’s cash.

b) Capital reserves

i. Special goodwill reserve of subsidiary

The subsidiary Gol Transportes Aéreos S.A. constituted a special goodwill reserve in the amount of R$ 29,187, corresponding to the value of the tax benefit that came from the goodwill amortization accounted by BSSF II Holdings Ltda. and absorbed by the incorporation of that company. The special goodwill reserve may be capitalized at the end of each fiscal year in favor of Gol Linhas Aéreas Inteligentes S.A., once the tax benefit has been realized by means of a effective decrease in the taxes paid by the subsidiary. The tax realization of this credit would benefit without distinction all the Company’s shareholders on its realization dates. In the fiscal year ended on December 31, 2005 the tax benefit realized was R$ 9,729 (R$ 5,837 in 2005 and R$ 3,891 in 2004).

ii. Goodwill in the granting of shares

The goodwill reserve was determined based on the granting of shares as a result of the net wealth surplus in relation to the value recorded as capital increase and indistinctively benefits all the shareholders.

c) Revenue reserves

i. Legal

It is constituted by means of the appropriation of 5% of the net income for the year, according to the article 193 of Law No. 6,404/76.

ii. Reinvestments

The remaining net profit portion of the 2005 fiscal year 2005 after the constitution of legal reserve reduced from dividends and interest on shareholder’s equity, in the amount of R$ 285,406 (R$ 167,123 in 2004), was directed to reinvestment as estimated in the capital budget approved by the Board of Directors.

The reinvestment reserve aims to meet the investments estimated in the capital budget for the 2006 fiscal year and depends on the resolution at the Shareholders Annual Meeting to be held on April 7, 2006.

d) Dividends and Interest on Equity

In accordance with the Company’s Bylaws, to the shareholders is guaranteed a mandatory minimum dividend of 25% of the net income for the period adjusted under the terms of the article 202 of the Corporation Law.

In accordance with Law No. 9,249, as of December 26, 1995 the Company decided, in 2005, for the payment of interest on shareholder’s equity to the shareholders, calculated on the accounts of the shareholders’ equity and limited to the “pro rata die” variation of the Long-Term Interest Rate – TJLP, in the amount of R$ 113.,670 (including the IRRF in the amount of R$ 17,051).

The dividends proposal related to the fiscal year ended on December 31, 2005, which will be forwarded by Company’s Management to the shareholders’ approval at the Extraordinary General Meeting to be held on April 7, 2006, in the amount of R$ 100,819, fulfills the rights guaranteed by the Bylaws.

The base income for determining the dividends and the proposed dividends were calculated as follows:

	2005	2004
		restated

Net income for the year of the parent company	424,501	229,789
Legal reserve constitution	(21,225)	(11,990)

Base income for the determination of the minimum mandatory dividend	403,276	227,799

Mandatory minimum dividend, equivalent to 25 % of the base income	100,819	56,950

Proposed Dividends	108,819	60,676

Interest on equity, net of income tax	96,620	-
Supplementary dividends	4,199	-

Dividends per share	R$ 0.51	R$ 0.32

The proposed dividends and interest on shareholder’s equity will be paid in 7 businesses days after the approval of the financial statements by the Extraordinary General Meeting.

In 2004, the base profit for dividend setting comes from the equity in the earnings of the subsidiary GOL from March 1, 2004, the base date of the corporate restructuring put into effect by the verification of shares of the subsidiary Gol.

13. Cost of Services Rendered, Sales and Administrative Expenses

Consolidated
	2005					2004
	Cost of
	services	Sales	Administrative
	rendered	Expenses	Expenses	Total	%	Total	%

Salaries, wages and benefits	187,015	-	65,042	252,057	11.7	148,028	11.6
Aircraft fuel	808,268	-	-	808,268	37.4	407,003	31.9
Aircraft leasing	240,876	-	-	240,876	11.2	163,771	12.8
Supplementary leasing	126,053	-	-	126,053	5.8	87,201	6.8
Aircraft insurance	29,662	-	-	29,662	1.4	21,667	1.7
Maintenance material and repair	55,373	-	-	55,373	2.6	37,822	3.0
Aircraft and traffic servicing	89,630	-	1,969	91,599	4.2	67,010	5.2
Sales and marketing	-	335,722	-	335,722	15.6	226,831	17.8
Landing fees	92,404	-	-	92,404	4.3	48,494	3.8
Depreciation	35,058	-	401	35,459	1.6	18,257	1.4
Amortization	-	-	747	747	0.0	4,644	0.4
Other operating expenses	81,226	-	9,182	90,408	4.2	45,750	3.6

	1,745,565	335,722	77,341	2,158,628	100.0	1,276,478	100.0

Salaries, wages and benefits expenses include provision for 2005 employee profit sharing, in an estimated value of R$ 30,535 (R$ 27,181 in 2004).

In 2005, aircraft fuel expenses include R$ 11,153 arising from results with derivatives represented by fuel hedge contract results expired in the year and measured as effective to hedge the expenses against fuel price fluctuations.

The management’s compensation totaled R$ 2,851 in 2005 (R$ 2,023 in 2004).

14. Net Financial Income

	Holding		Consolidated

	2005	2004	2005	2004
		restated		restated

Financial Expenses:
Interest on loans	-	-	(19,383)	(12,930)
Foreign exchange variations on liabilities	-		(29,985)	(13,600)
Losses in investment funds	-		-	(10,660)
Losses on financial instruments	-		(11,622)	(5,131)
CPMF tax	(1,506)	(681)	(10,208)	(5,032)
Monetary variations on liabilities	-	-	(5,873)	(1,464)
Interest expenses on equity	(113,670)	-	(113,670)	-
Other	(12,485)	(30,542)	(28,331)	(35,345)

	(127,661)	(31,223)	(219,072)	(84,162)

Financial income:
Interest and gains on financial investments	1,856	322	5,319	48,970
Foreign exchange variations on assets	-	-	20,873	7,499
Gains on financial instruments	29,663	-	135,983	5,888
Capitalized interests	-	-	17,113	3,216
Monetary variations on assets	-	-	6,019	464
Other	-	-	423	66

	31,519	322	185,730	66,103

Net financial income	(96,142)	(30,901)	(33,342)	(18,059)

15. Income Tax and Social Contribution

The reconciliation of income tax and social contribution expenses, tax expenses, calculated by applying combined statutory tax rates and the amounts presented in the result, is set forth below:

	Consolidated

Description	2004
	2005	restated

Income before income tax and social contribution	477,120	359,818
Combined tax rate	34.0%
Income tax and social contribution based on the combined tax rate	162,221	34.0%
Permanent additions
Nondeductible expenses	5,982	982
Permanent exclusions	-
Tax incentives	(1,913)	(3,291)

Income tax and social contribution debited to the result	166,289	120,029

Effective rate	34.9%	33.4%

Current income tax and social contribution	189,576	132,680
Deferred income tax and social contribution	(23,287)	(12,651)

	166,289	120,029

16. Commitments

The Company leases its operating aircraft, airport terminals, other airport facilities, offices and other equipment. On December 31, 2005 the Company had operational lease agreements on 42 aircraft (27 in 2004), with expiration dates from 2006 to 2012.

The future payments of leases under the operating lease agreements are denominated in US dollars and have the following breakdown per year on December 31, 2005:

	R$			US$ (in thousands)

	Aircraft	Engines	Total	Aircrafts	Engines	Total

2006	255,111	11,802	266,913	108,989	5,042	114,031
2007	242,798	10,681	253,479	103,729	4,563	108,292
2008	172,568	8,941	181,509	73,725	3,820	77,545
2009	127,032	4,728	131,760	54,271	2,020	56,291
2010	38,769	2,252	41,021	16,563	962	17,525
After 2010	27,976	-	27,976	11,952	-	11,952

	864,254	38,404	902,658	369,229	16,407	385,636

During the 2005 fiscal year, the Company entered into new operating lease agreements for seven Boeing 737-300, four Boeing 737-700 and four 737-800 which are not subject to deposits for leasing contracts.

The Company has an agreement with Boeing to purchase 101 Boeing 737-800 Next Generation aircraft, 65 of which are firm orders and 36 purchase options. The firm order approximate value is R$10,615 million (corresponding to approximately US$ 4,535 million), based on the aircraft list price that includes estimates for contractual increases in prices and deposits during the aircraft construction stage as shown below:

	Expected Delivery		US$
	Firm Orders	R$	(in thousands)

2006	11	1,815,091	775,448
2007	13	2,012,209	859,661
2008	9	1,264,172	540,083
2009	10	1,638,900	700,175
2010	8	1,371,030	585,735
After 2010	14	2,513,521	1,073,833

	65	10,614,923	4,534,935

The Company has made initial payments for aircraft acquisition using its own funds originated from the primary share offering and loan contracted through short-term credit lines and supplier financing.

The Company expects that aircraft purchase obligations will be financed up to 85% through long-term financing agreements guaranteed by the US Exim Bank.

17. Employees

The Company keeps a profit sharing plan and stock option plans.

The employee profit sharing plan is linked to the economic and financial results measured with basis on the Company’s performance indicators that assume the achievement of the Company’s, its business units’ and individual performance goals. On December 31, 2005, the provision made based on Management’s expectations and estimates is R$ 30,535 (R$ 27,181 in 2004).

At an Extraordinary Shareholders’ Meeting held on May 25, 2004, the shareholders approved a stock option plan targeting senior executives, executive officers and other Company administrators. Still on May 25, 2004, the Board of Directors approved the issuance of 937,412 preferred stock options at the price of R$ 3.04 per share, from which 50% became exercisable as of October 25, 2004, and the remaining 50%, quarterly on a pro rata basis until the second quarter of 2006. After becoming exercisable, the holder of each option may exercise it for a period of 24 months.

On January 19, 2005, the Compensation Committee, within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the granting of 87,418 options for the purchase of the Company’s preferred shares at the price of R$ 33.06 per share.

The transactions are summarized below:

	Stock	Average pro-rated
	options	price for the period

Options granted in 2004	937,412	3.04
Outstanding on December 31, 2004	937,412	3.04
Granted	87,418	33.06
Exercised	(703,579)	3.04

Outstanding on December 31, 2005	321,251	11.21

Quantity of shares to be exercised on December 31, 2004	507,765	3.04
Quantity of shares to be exercised on December 31, 2005	158,353	6.50

On December 31, 2005 and December 31, 2004, the weighted average fair values on the granting date of the stock options were R$ 21.46 and R$ 19.95, respectively, and they were estimated based on the Black-Scholes stock option pricing model, assuming a 2% dividend payment, an expected volatility of approximately 39%, a risk free weighted average rate of 17% and a medium maturity of 3.9 years.

The accounting practices adopted in Brazil do not require recognition of compensation expenses through the Company’s stock options. If the Company had recorded in its results the compensation expenses by means of stock options, based on the intrinsic value on the date of the options granting, the income would have been R$ 8,126 lower (R$10,058 in 2004).

The exercise price gap and the remaining weighted average maturity of the outstanding options, as well as the exercise price gap for the options to be exercised on December 31, 2005 are summarized below:

	Outstanding Options			Options to be Exercised

		Remaining
	Outstanding	weighted		Options to be
	options on	average	Weighted	exercised	Weighted
Price gap	12/31//2005	maturity	average price	on 12/31/2005	average price

3.04	233,833	2.00	3.04	140,092	3.04
33.06	87,418	9.00	33.06	18,261	33.06

3.04-33.06	321,251	3.90	11.21	158,353	6.50

18. Financial derivative Instruments

The Company is exposed to several market risks arising from its operations. Such risks involve mainly the effects of changes in fuel price and foreign exchange rate risk, as its revenues are generated in reais and the Company has significant commitments in US dollars, credit risks and interest rate risks. The Company uses financial derivative instruments to minimize those risks. The Company maintains a formal risk management policy under the management of its executive officers, its Risk Policy Committee and its Board of Directors.

The management of those risks is performed through control policies, establishing limits, as well as other monitoring techniques, mainly mathematical models adopted for the continuous monitoring of exposures. The exclusive investment funds in which the Company and its Subsidiary Gol are quotaholders are used as means for the risk coverage contracting according to the Company’s risk management policies.

a) Fuel price risk and availability

Airline companies are exposed to aircraft fuel price change effects. Aircraft fuel consumption in 2005 and 2004 represented approximately 37.4% and 31.9%, respectively, of the Company’s operating expenses. The Company periodically uses future contracts, swaps and oil options and its derivatives to manage those risks. Fuel hedges go towards fuel acquisition operating expenses. As the aircraft fuel is not traded on a commodities exchange, the liquidity and alternatives for contracting hedge operations of that item are limited. However, the Company has found effective commodities to hedge aircraft fuel costs, mainly crude oil. Historically, oil prices are highly related to aircraft fuel prices, which makes oil derivatives effective in compensating oil price fluctuations, in order to provide short-term protection against sudden fuel price increases. The future contracts are listed on NYMEX, swaps are contracted with first class international banks and the options can either be those listed on NYMEX or those traded with first class international banks.

The Company’s derivatives contracts, on December 31, 2005, are summarized as follows (in thousand, except when indicated):

	2005	2004

On December 31:
Fair value of financial derivative instruments at year end	R$ 8,464	R$ 5,131
Average remaining term (months)	8	1
Hedged volume (barrels)	1,431,000	120,000

Year ended on December 31:
Hedge effectiveness gains recognized in aircraft fuel expense	R$ 5.246	N.A.
Hedge ineffectiveness gains recognized in other income (expense)	R$ 397	N.A.
Percentage of actual consumption hedged (during year)	55%	75%

The Company used financial derivatives for short and long terms and keeps its positions for future months. On December 31, 2005 the Company holds a combination of call options, collar structures and swaps to hedge approximately 30% of its aircraft fuel consumption in 2006 at average oil prices equivalent to US$ 59.90 per barrel, approximately.

The Company classifies fuel hedge as “cash flow hedge”, and recognizes the changes of market fair value of effective hedges accounted in the shareholders’ equity until the hedged fuel is consumed. On December 31, 2005, gains recorded in “Accumulated other comprehensive income” totalized R$ 5.586, net of taxes. Ineffective hedges arise when the changes in the value of derivatives is not between 80% and 120% of the hedged fuel value variation. As periodic changes in the derivative fair value are ineffective, such “ineffectiveness” is recognized in the same period as the estimated fuel consumption occurs. The effective hedge results are recorded as fuel acquisition cost reduction or increase, and the hedge results that are not effective are recognized as financial revenue or expense. When the aircraft fuel is consumed and the related financial derivative instrument is settled, the gains or losses are recognized as aircraft fuel expenses. The fuel hedge effectiveness is estimated based on correlation statistical methods or by the proportion of fuel purchase expense variations that are offset by the fair market value variation of derivatives.

The fair market value of swaps is estimated by discounted cash flow methods, and the fair value of the options is estimated by the Black-Scholes model adapted to commodities options.

b)	Exchange rate risk

On December 31, 2005 the main assets and liabilities denominated in foreign currency are related to aircraft leasing and acquisition operations.

The Company’s foreign exchange exposure at December 31, 2005 is set forth below:

	Consolidated

	2005	2004

Assets
Cash, cash equivalents and financial investments	(11,120)	(27,020)
Deposits for aircraft leasing contracts	(22,583)	(33,559)
Prepaid leasing expenses	(14,133)	(9,885)
Advances to suppliers	(48,793)	(5,984)
Other	9,713	-

Total obligations in US dollar	(96,629)	(76,448)
Liabilities
Foreign suppliers	15,628	10,818
Operating leases payable	13,127	14,044
Insurance premium payable	25,371	24,060

	54.126	48,922
Foreign exchange exposure in R$	(52.216)	(27,526)
Total foreign exchange exposure in US$	(22.308)	(10,369)

Obligations not recorded in the balance sheet
Operating lease agreements	902,658	759,304
Obligations arising from firm orders
for aircraft purchase	10,614,923	2,997,000

Total foreign exchange exposure in R$	11.465.365	3,728,778

Total foreign exchange exposure in US$	4.898.263	1,404,754

The foreign exchange exposure concerning amounts payable resulting from operating leases, insurances, maintenance, and the exposure to fuel price variations caused by the foreign exchange rate are managed by hedge strategies with US dollar futures contracts and US dollar options listed on BM&F (Brazilian Mercantile and Futures Exchange). The expenses accounts that are the purpose of foreign exchange rate hedge are: fuel expenses, lease, maintenance, insurance and international IT services.

Company’s Management believes that the derivatives it uses are extremely correlated to the US dollar/real foreign exchange rate in order to provide short-term protection to foreign exchange rate changes. The Company classifies the US dollar hedge as “cash flow hedge” and recognizes the fair market value variations of highly effective hedges in the same period the estimated expenses which are the purpose of the hedge occur. The market value changes of the highly effective hedges are recorded in Financial Revenues or Expenses until the period the hedged item is recognized, then they are recognized as decrease or increase in incurred expenses. The market value changes of hedges that are not highly effective are recognized as financial revenue or expense. The US dollar hedge effectiveness is estimated by statistical correlation methods or by the proportion of expenses variation that are offset by the fair market value variation of the derivatives. The fair market value of swaps is estimated by discounted cash flow methods; the fair value of options is estimated by the Black-Scholes method adapted to the currency options; and the futures fair value refers to the last owed or receivable adjustment already accounted and not settled yet.

The Company uses short-term financial derivative instruments. The following table summarizes the position of the foreign exchange derivative contracts (in thousands, except otherwise indicated):

	2005	2004

On December 31:
Fair value of financial derivative instruments at year end	R$ 1,249	R$ (451)
Longuest remaining term (months)	1	1
Hedged volume	R$ 135,129	R$ 56,775

Period ended on December 31:
Hedge effectiveness gains recognized in operating expenses	R$ (24,236)	N.A.
Hedge ineffectiveness gains recognized in other income (expense)	R$ (10,921)	N.A.
Percentage of expenses hedged (during year)	60%	73%

The Company accounts its futures derivative instruments of foreign currencies as cash flow hedges. On December 31, 2005, gains in “Accumulated other comprehensive income” totalized R$ 825, net of taxes.

c) Credit risk of financial derivative instruments

The financial derivative instruments used by the Company are conducted with top quality credit counterparts, AA+ or better rated international banks, according to Moody’s and Fitch agencies or international futures exchange or the Brazilian Mercantile and Futures Exchange (BM&F). The Company believes that the risk of not receiving the owed amount by its counterparts in the derivatives operations is not material.

d) Interest rate risk

The Company’s results are affected by changes in international interest rates in US dollar due to the impact of such changes in interest expenses of operating lease agreements. On December 31, 2005, there were no open hedge contracts for the international interest rate risk. During 2005, international interest rates hedge operations were not carried out.

The Company’s results are affected by changes in the interest rates in Brazil, both those applicable to deposits and liabilities in real and those applicable to US dollar indexed securities, due to the impact of such changes on the market value of financial derivative instruments conducted in Brazil, on the market value of prefixed securities in real and on the remuneration of the cash balance and financial investments. The Company uses Interbank Deposit futures of the Brazilian Mercantile and Futures Exchange (BM&F) solely to protect itself from domestic interest rate impacts on the prefixed portion of its investments. On December 31, 2005, the nominal value of Interbank Deposit futures contracts with the Brazilian Mercantile and Futures Exchange (BM&F) totaled R$ 238,381 with periods of up to 18 months, with a fair market value of R$ (38), corresponding to the last owed or receivable adjustment, already received and not yet settled. The total variations in market value, payments and receivables related to the DI futures are recognized as increase or decrease in financial incomes in the same period they occur.

19. Insurance Coverage

Management holds an insurance coverage in amounts that it deems necessary to cover possible accidents, due to the nature of its assets and the risks inherent to its activity, observing the limits established in lease agreements. On December 31, 2005 the insurance coverage, by nature, considering GOL’s aircraft fleet and in relation to the maximum indemnifiable amounts, is the following:

Aeronautic Type	R$	US$

Warranty – Hull	2,715,992	1,160,333
Civil Liability per occurrence/aircraft	1,404,420	600,000
Warranty – Hull/War	2,715,992	1,160,333
Inventories	327,355	139,854

By means of Law 10,605, as of December 18, 2002, the Brazilian government undertook to supplement any civil liability expenses against third parties caused by acts of war or terrorist attacks, occurred in Brazil or abroad, for which GOL may be demanded, for the amounts that exceed the insurance policy limit effective on September 10, 2001, limited to the equivalent in reais to one billion US dollar.

20. Quarterly Financial Information (Unaudited)

The quarterly results for the January 1 to December 31, 2005 period are summarized as follows:

	First	Second	Third	Fourth
2005	quarter	quarter	quarter	quarter

Net operating revenue	589,159	562,168	696,658	821,105
Operating income	170,763	70,601	171,022	64,734
Net income for the period	112,472	43,744	116,798	151,487
earnings per share in R$	0.60	0.22	0.60	0.77

2004	First	Second	Third	Fourth
restated	quarter	quarter	quarter	quarter

Net operating revenue	126,561	385,526	517,233	625,035
Operating income	8,275	75,864	133,901	141,777
Net income for the period	5,931	49,135	86,417	98,305
earnings per share in R$	0.03	0.26	0.46	0.52

APPENDIX I – CONSOLIDATED CASH FLOW STATEMENTS

		2004
	2005	restated

Net income for the period	424,501	239,789
Adjustments to reconcile net income to net cash provided
by
operating activities:
Depreciation and amortization	36,206	22,901
Provision for doubtful accounts receivable	1,343	3,547
Deferred income taxes	(23,287)	(12,651)
Variations in operating assets and liabilities:
Receivables	(178,931)	(389,917)
Inventories	(19,645)	(21,038)
Prepaid expenses, taxes recoverable and other receivables	(41,358)	(93,551)
Suppliers	28,250	45,674
Deposits for leasing contracts	1,047	14,044
Airtraffic liability	57,909	159,891
Taxes payable	22,092	40,912
Insurance payable	1,311	24,060
Payroll and related charges	16,087	51,041
Provisions for contingencies	11,281	10,351
Other liabilities	10,763	42,845

Net cash generated (used) in operating activities	348,316	137,898

Financial investments	(296,370)	(443,361)
Investments	(569)	(1,260)
Deposits for leasing contracts	3,941	(33,559)
Property, plant and equipment acquisition (includes deposits
for aircraft acquisition of R$ 313,318)	(484,129)	(154,864)

Net cash used in investment activities	(777,874)	(633,044)

Financing activities:
Short term borrowings	(64,333)	118,349
Tax benefit contributed by shareholders	-	89,556
Capital increase – incorporation of the Company	-	223,119
Capital increase – public offering	271,730	496,355
Dividends paid	(60,676)	(26,503)
Total comprehensive income, net of taxes	6,411	-

Net cash generated in financing activities	153,132	900,876

Net cash addition	(276,426)	405,730
Cash and cash equivalents at the beginning of the year	405,730	-

Cash and cash equivalents at the end of the year	129,304	405,730

Transactions not affecting cash
Tax benefit contributed by shareholders	-	29,187
Additional information
Interests paid	19,383	12,776
Income tax and social contribution paid for the year	168,975	162,663

APPENDIX II – CONSOLIDATED VALUE ADDED STATEMENTS

	2005	2004
		restated

REVENUES
Passenger, cargo and other transportation	2,778,084	1,728,942
Provision for doubtful accounts receivable	(1,611)	(3,547)

INPUT ACQUIRED FROM THIRD PARTIES (includes ICMS and IPI)
Fuel and lubricant suppliers	(828,268)	(407,003)
Material, energy, third-party services and other	(215,737)	(150,582)
Aircraft insurance	(29,662)	(21,667)
Sales and marketing	(335,722)	(223,284)

GROSS VALUE ADDED	1,367,084	922,859

RETENTIONS
Depreciation and amortization	(36,207)	(22,901)

NET VALUE ADDED GENERATED BY THE COMPANY	1,330,877	899,958

VALUE ADDED RECEIVED IN TRANSFER
Interest income (expense)”	185,730	51,320

TOTAL VALUE ADDED TO BE DISTRIBUTED	1,516,607	951,278

VALUE ADDED DISTRIBUTION
Employees	(252,057)	(148,028)
Government	(367,687)	(254,831)
Financing companies	(105,401)	(69,380)
Leasers	(366,961)	(250,972)
Shareholders	(117,870)	(60,676)
Reinvested	(306,631)	(167,391)

TOTAL DISTRIBUTED VALUE ADDED	(1,516,607)	(951,278)

APPENDIX III – ENVIRONMENTAL AND SOCIAL NATURE INFORMATION STATEMENT

	2005	2004

1) Calculation basis
Net income (RL)	2,669,090	1,654,355
Operating income (RO)	477,120	359,817
Gross payroll (FPB)	100,895	78,140

	2005			2004

	Value	% on	% on	Value	% on	% on
2) Internal Social Indicators	(R$ thousand)	FPB	RL	(R$ thousand)	FPB	RL

Food	10,324	10.23	0.39	5,758	7.37	0.35
Mandatory social charges	53,847	53.37	2.02	28,250	36.15	1.71
Professional development and qualification	8,650	8.57	0.32	5,394	6.90	0.33
Private Pension	3,609	3.58	0.14	-	-	-
Employees transportation	2,106	2.09	0.08	2,813	3.60	0.17
Safety and industrial medicine	40	0.04	-	189	0.24	0.01
Profit sharing	30,535	30.26	1.14	27,181	34.79	1.64

Total Internal Social Indicators	109,111	108.14	4.09	69,585	89.05	4.21

	2005			2004

	Value	% on	% on	Value	% on	% on
3) External Social Indicators	(R$ thousand)	FPB	RL	(R$ thousand)	FPB	RL

Education	163	0.16	0.01	-	-	-
Culture	5.628	5.58	0.21	1.730	2.21	0.10
Sports and leisure	425	0.42	0.02	-	-	-
Health and sanitation	680	0.67	0.03	500	0.64	0.03
Taxes (social charges excluded)	277,969	275.50	10.41	215,929	276.34	13.05

Total Internal Social Indicators	284,865	282.33	10.68	218,159	279.19	13.18

4) Staff Indicators	2005	2004

Number of employees at the end of the year	5,456	3,303
Number of employees	5,444	3,293
Number of outsourced	1,926	1,421
Number of administrators	12	10

4) Staff Indicators (Continued)	2005	2004

Gross remuneration segregated by :
Employees	97,616	75,978
Administered	3,279	2,162
Third-parties	51,128	34,377
Relation between the largest and the smallest remuneration , considering
employees and administered (salary)	107	117
Number of outsourced service providers	26	14
Number of hiring in the period	2,496	850
Number of lay-offs in the period	343	298
Number of interns	172	180
Number of special needs people	230	0
Total employees by age:	5,456	3,303
Less than 18 years old	9	4
From 18 to 35 years old	4,138	2,444
From 36 to 60 years old	1,305	853
Above 60 years old	4	2
Total of employees segregated by scholarity:
Illiterate	-	N/A
Elementary and Junior-High	66	N/A
High-School	3,387	N/A
Technical School	-	N/A
Higher Education	1,966	N/A
Graduates	37	N/A
Number of women working in the Company	2,170	1,420
Percentage of women in leadership positions	40%	42%
Number of black people working in the Company	168	38
Labor suit, segregated by:
Number of suits against the Company	138	90
Number of proven case	128	85
Number of unproven case	10	5
Total value of indemnity and tickets paid by justice’ decision	296	192

Clients’ interaction data:
Number of complaints received straightly by the entity	196	-
Number of complaints received through consumer and protection
defense agency	251	142
Number of complaints received by the Justice	1,235	582
Number of complaints answered by each listed jurisdiction	327	327

4) Staff Indicators (Continued)	2005	2004

Amount of tickets and indemnity to clients, some consumer protection
and defense agency or by the Justice	-	-
Suits undertook by the Company to heal or minimize the causes of the
complaints	30	15
Environment
Investments and expenses for the maintenance of operating process to
improve the environment	146	-
Investments and expenses with the preservation and/or recovery of ruined
environments	50	-
Amount of environmental , administrative and legal processes against the
Company	-	-
Value of tickets and indemnities concerning environmental material,
determined administrative and/or legally.	-	-
Liabilities and environmental contingencies	-	-

5) Relevant Indicators regarding the Corporate Citizenship Practice in 2005 and 2004

Total number of job related accidents	23 in 2005		24 in 2004

The social and environmental projects developed	( )	( X )	( )
by the Company were defined by its:	officers	officers and	all
		managers	employees

The work environment health and safety	( )	( X )	( )
standards were defined by its :	officers	officers and	all
		managers	employees

The profit sharing comprises:	( )	( )	( X )
	officers	officers and	all
		managers	employees

When choosing suppliers, the same ethical,	( )	( )	( X )
environmental and social responsibility standards	are not	are	are
adopted by the Company	considered	suggested	required

Regarding employees’ participation in	( )	( )	( X )
volunteering programs, the Company:	does not	supports	organizes
	involve itself	and
encourages

Interaction indicators with customers:	( )	( )	( X )
	does not	supports	organizes
	involve itself	and
encourages

Environment indicators:	( )	( X )	( )
	does not	supports	organizes
	involve itself	and
encourages

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	DFP REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	INVESTOR RELATIONS OFFICER	2
02	01	BALANCE SHEET - ASSETS	3
02	02	BALANCE SHEET - LIABILITIES	4
03	01	INCOME STATEMENT	5
04	01	STATEMENT OF CHANGES IN FINANCIAL POSITION	6
05	01	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2005 TO 12/31/2005	7
05	02	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 03/12/2004 TO 12/31/2004	8
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	9
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	10
07	01	CONSOLIDATED INCOME STATEMENT	11
08	01	CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION	12
09	01	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM -	13
10	01	MANAGEMENT REPORT	14
11	01	NOTES TO THE FINANCIAL STATEMENTS	15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 03, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.